Exhibit 99.2

WOORI BANK SEPARATE FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

WOORI BANK

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 16, 2020

To the Shareholder and the Board of Directors of Woori Bank

Report on the Audited Separate Financial Statements

Audit Opinion

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2019 and December 31, 2018, respectively, and the separate statement of comprehensive income, separate statement of changes in shareholder’s equity and separate statement of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2019 and December 31, 2018, respectively, and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Audit Opinion

We conducted our audits in accordance with the Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements, including those related to independence, that are relevant to our audit of the separate financial statements in the Republic of Korea as required by prevailing audit regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation of the accompanying separate financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management of the Bank is responsible for assessing and presenting the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The audit committee is responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the audit committee of the Bank regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

March 16, 2020

Notice to Readers

This report is effective as of March 16, 2020 the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditors’ report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS

ENDED DECEMBER 31, 2019 AND 2018

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Headquarters: (Address) 51, Sogong-ro, Jung-gu, Seoul

                     (Phone Number)                02-2002-3000

WOORI BANK

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,398,102	5,723,801
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26 and 45)	5,429,401	3,877,858
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	26,548,853	17,040,674
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	20,147,137	22,802,050
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	267,911,339	260,350,949
Investments in subsidiaries and associates (Note 13)	3,161,729	4,193,775
Investment properties (Note 14)	550,685	367,117
Premises and equipment (Note 15)	2,742,944	2,350,342
Intangible assets (Note 16)	349,273	353,167
Assets held for sale (Note 17)	95	143,288
Current tax assets (Note 42)	27,558	—
Deferred tax assets (Note 42)	—	7,360
Derivative assets (Designated for hedging) (Notes 4, 11, 12 and 26)	111,764	35,503
Other assets (Notes 19 and 45)	113,750	146,995

Total assets	332,492,630	317,392,879

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11 12, 20, 26 and 45)	2,956,332	2,279,373
Deposits due to customers (Notes 4, 11, 21 and 45)	252,625,294	237,426,765
Borrowings (Notes 4, 11, 12 and 22)	15,325,821	14,081,092
Debentures (Notes 4, 11 and 22)	22,830,252	21,666,331
Provisions (Notes 23, 44 and 45)	380,113	283,501
Net defined benefit liability (Note 24)	46,826	136,163
Liabilities related to assets held for sale (Note 17)	—	72,361
Current tax liabilities (Note 42)	115,513	110,127
Deferred tax liabilities (Note 42)	109,998	—
Derivative liabilities (Designated for hedging) (Notes 4, 11, 12 and 26)	—	17,654
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	15,889,160	20,097,011
Other liabilities (Notes 25 and 45)	151,581	173,501

Total liabilities	310,430,890	296,343,879

(Continued)

WOORI BANK

SEPARATE STATEMENT OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,660,814	3,161,963
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(369,855)	(386,840))
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2019 and 2018 is 1,888,816 million Won and 2,091,721 million Won, respectively
Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2019 and 2018 is (162,779) million Won and 202,905 million Won, respectively
Planned provision of regulatory reserve(reversal) for credit loss as of December 31, 2019 and 2018 is (162,779) million Won and 202,905 million Won, respectively)	15,119,856	14,622,952

Total equity	22,061,740	21,049,000

Total liabilities and equity	332,492,630	317,392,879

See accompanying notes

WOORI BANK

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean won in millions, except for per share data)
Interest income	9,015,701	8,331,967
Financial assets at fair value through profit or loss (FVTPL)	359	6,047
Financial assets at fair value through other comprehensive income (FVTOCI)	437,104	256,995
Financial assets at amortized cost	8,578,238	8,068,925
Interest expense	(4,155,365)	(3,604,249)

Net interest income (Notes 11, 34 and 45)	4,860,336	4,727,718

Fees and commissions income	1,167,983	1,151,201
Fees and commissions expense	(153,490)	(148,554)

Net fees and commissions income (Notes 11, 35 and 45)	1,014,493	1,002,647

Dividend income (Notes 36 and 45)	100,708	75,986
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	26,733	204,649
Net gain on financial assets at FVTOCI (Notes 11 and 38)	8,245	1,333
Net gain on disposals of amortized cost	84,240	44,166
Net gain on disposals of securities at amortized cost	—	431
Net gain on disposals of loans and other financial assets at amortized cost	84,240	43,735
Impairment losses due to credit loss (Notes 11, 39 and 45)	(91,455)	(58,823)
General and administrative expenses (Notes 40 and 45)	(3,210,287)	(3,189,336)
Other net operating expenses (Notes 40 and 45)	(321,460)	(392,649)

Operating income	2,471,553	2,415,691

Share of impairment losses of subsidiaries and associates (Note 13)	(43,102)	(241)
Net other non-operating income(expense)	(63,323)	70,181

Non-operating income(expense) (Note 41)	(106,425)	69,940

Net income before income tax expense	2,365,128	2,485,631

Income tax expense (Note 42)	574,297	674,727

(Continued)

WOORI BANK

SEPARATE STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean won in millions, except for per share data)
Net income
(Net income after the provision for regulatory reserve for credit loss for the years ended December 31, 2019 and 2018, is 1,628,052 million won and 1,819,532 million won, respectively) (Note 32)	1,790,831	1,810,904
Net loss on valuation of equity securities at FVTOCI	(72,141)	(29,290)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	100
Remeasurement of the net defined benefit liability	(30,984)	(79,639)
Items that will not be reclassified to profit or loss	(103,125)	(108,829)

Net gain on valuation of debt securities at FVTOCI	38,019	36,085
Gain on foreign currency translation of foreign operations	8,446	7,882
Items that may be reclassified to profit or loss	46,465	43,967

Other comprehensive loss, net of tax	(56,660)	(64,862)

Total comprehensive income	1,734,171	1,746,042

Earnings per share (Note 43)
Basic and diluted earnings per share (in Korean Won)	2,451	2,466

See accompanying notes

WOORI BANK

SEPARATE STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained Earnings and other reserves	Total
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090
Cumulative effect of change in accounting policy	—	—	—	(393,473)	246,464	(147,009)

Adjusted balance, beginning of the year	3,381,392	3,017,888	269,533	(528,755)	13,507,023	19,647,081
Net income	—	—	—	—	1,810,904	1,810,904
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—
Net gain on valuation of financial assets at FVTOCI	—	—	—	6,795	—	6,795
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—
Gain on foreign currency translation of foreign operations	—	—	—	7,882	—	7,882
Remeasurement loss related to defined benefit plan	—	—	—	(79,639)	—	(79,639)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)

December 31, 2018	3,381,392	3,161,963	269,533	(386,840)	14,622,952	21,049,000

January 1, 2019	3,381,392	3,161,963	269,533	(386,840)	14,622,952	21,049,000
Net income	—	—	—	—	1,790,831	1,790,831
Dividends on common stocks	—	—	—	—	(437,625)	(437,625)
Interim dividend	—	—	—	—	(676,000)	(676,000)
Net changes in treasury stock	—	—	—	28,040	—	28,040
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	—	—	—	(34,122)	—	(34,122)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	45,513	(45,513)	—
Gain on foreign currency translation of foreign operations	—	—	—	8,446	—	8,446
Remeasurement loss related to defined benefit plan	—	—	—	(30,984)	—	(30,984)
Appropriation of retained earnings	—	—	—	368	(368)
Dividends to hybrid securities	—	—	—	—	(134,421)	(134,421)
Issuance of hybrid securities	—	658,470	—	—	—	658,470
Redemption of hybrid securities	—	(159,619)	—	(276)	—	(159,895)

December 31, 2019	3,381,392	3,660,814	269,533	(369,855)	15,119,856	22,061,740

See accompanying notes

WOORI BANK

SEPARATE STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,790,831	1,810,904
Adjustments:
Income tax expense	574,297	674,727
Interest income	(9,015,700)	(8,331,967)
Interest expense	4,155,365	3,604,249
Dividend income	(152,982)	(113,467)

	(4,439,020)	(4,166,458)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	895	—
Impairment losses due to credit loss	91,455	58,823
Impairment loss on investments in subsidiaries and associates	43,102	241
Loss on transaction and valuation of derivatives (designated for hedging)	—	36,488
Loss on hedged items (fair value hedge)	86,214	17,299
Provision for other liabilities	108,749	10,823
Retirement benefits	146,022	128,447
Depreciation and amortization	417,168	217,074
Loss on disposal of premises and equipment, intangible assets and other assets	1,534	933
Impairment loss on premises and equipment, intangible assets and other assets	26,037	5,933
Loss on disposal of assets held for sale	205,046	—

	1,126,222	476,061

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL	288,073	216,135
Gain on financial assets at FVTOCI	9,140	1,333
Gain on disposal of securities at amortized cost	—	431
Gain on transaction and valuation of derivatives (designated for hedging)	90,244	9,126
Gain on hedged items (fair value hedge)	231	42,797
Reversal of provisions for other liabilities	3,866	1,883
Gain on disposal of investment in subsidiaries and associates	—	35,409
Gain on disposal of premises and equipment, intangible assets and other assets	1,216	25,537
Reversal of impairment loss on premises and equipment and other assets	85	491
Gain on disposal of assets held for sale	256,829	—

	649,684	333,142

(Continued)

WOORI BANK

SEPARATE STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions)
Changes in assets and liabilities from operating activities:
Financial assets at FVTPL	(111,787)	1,232,277
Loans and other financial assets at amortized cost	(7,879,149)	(11,927,559)
Other assets	(157,334)	(23,497)
Deposits due to customers	15,196,289	13,042,027
Provisions	4,360	7,781
Net defined benefit liability	(280,267)	(118,735)
Other financial liabilities	(4,901,977)	6,919,137
Other liabilities	(10,270)	45,077

	1,859,865	9,176,508

Cash received from operating activities:
Interest income received	8,971,435	8,305,699
Interest expense paid	(3,898,180)	(3,416,210)
Dividend received	152,982	111,426
Income tax paid	(457,514)	(464,286)

Net cash provided by(used in) operating activities	4,456,937	11,500,502

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of Financial assets at FVTPL	11,355,894	11,918,394
Disposal of financial assets at FVTOCI	14,598,029	8,969,290
Redemption of securities at amortized cost	8,685,723	9,400,596
Disposal of investments in subsidiaries and associates	37,489	51,962
Disposal of premises and equipment	7,196	387
Disposal of intangible assets	80	2,845
Disposal of assets held for sale	996,885	81,650

	35,681,296	30,425,124

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL	11,823,630	12,322,160
Acquisition of financial instruments at FVTOCI	23,367,718	12,945,225
Acquisition of securities at amortized cost	6,030,871	15,575,213
Acquisition of investments in subsidiaries and associates	433,138	285,140
Acquisition of investment properties	185,173	12,957
Acquisition of premises and equipment	190,677	89,414
Acquisition of intangible assets	95,330	163,877
Decrease of liabilities held for sale	37,708	—

	42,164,245	41,393,986

Net cash used in investing activities	(6,482,949)	(10,968,862)

(Continued)

WOORI BANK

SEPARATE STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	12,748,051	8,539,312
Issuance of debentures	7,679,374	5,248,047
Issuance of hybrid securities	658,470	398,707

	21,085,895	14,186,066

Cash out-flows from financing activities:
Repayment of borrowings	11,204,529	8,280,546
Repayment of debentures	6,744,225	5,523,518
Repayment of lease liabilities	177,823	—
Dividends paid on common stocks	1,113,626	336,636
Redemption of hybrid securities	160,000	255,000
Dividends paid on hybrid securities	156,691	147,625

	19,556,894	14,543,325

Net cash provided by(used in) financing activities	1,529,001	(357,259)

Net increase(decrease) in cash and cash equivalents	(497,011)	174,381

Cash and cash equivalents, beginning of the year	5,723,801	5,328,960

Effects of exchange rate changes on cash and cash equivalents	171,312	220,460

Cash and cash equivalents, end of the year (Note 6)	5,398,102	5,723,801

See accompanying notes

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	GENERAL

Summary of Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act (hereinafter referred to as the “Capital Market Act”).

As of December 31, 2019, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 676 million shares and common stocks amounting to 3,381,392 million Korean won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 874 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2019.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank is preparing its financial statements in accordance with the Korean Financial Reporting Standards (“K-IFRS”), and this separate financial statements are prepared in accordance with K-IFRS 1027 “Separate Financial Statements”. Separate financial statements are those presented by an investor who has significant influence over subsidiaries or investees in which the entity could elect to account for its investments in subsidiaries, joint ventures and associates either at cost, in accordance with K-IFRS 1109 “Financial Instruments”, or using the equity method as described in K-IFRS 1028 “Investments in Associates and Joint Ventures”.

The significant accounting policies applied in the preparation of financial statements are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s financial statements, except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The financial statements of the Bank was approved by the Board of Directors on March 3, 2020, and is planned for an approval in the annual shareholder’s meeting on March 24, 2020.

1)	The Bank has newly adopted the following K-IFRS that affected the Bank’s accounting policies:

①	K-IFRS 1109 ‘Financial Instruments,’ K-IFRS 1107 ‘Financial Instruments: Disclosure’ amendments

The Bank has adopted the amendments of K-IFRS 1109 and 1107 for the first time in the current year. The amendments mainly deal with the addition of temporary exceptions from applying specific hedge accounting requirements while the uncertainty arises from interest rate benchmark reform. The amendment requires that for the purpose of determining whether a forecast transaction (or a component thereof) is highly probable, an entity shall assume that the interest rate benchmark on which the hedged cash flows (contractually or non-contractually specified) are based is not altered as a result of interest rate benchmark reform. When applying the prospective assessment, the amendment further requires that an entity shall assume that the hedged risk or the interest rate benchmark on which the hedged item or the hedging instrument is based is not altered as a result of the reform. Additionally, for a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. Meanwhile, an entity shall prospectively cease applying the temporary exceptions to a hedged item at the earlier of:

(a) when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedged item; and (b) when the hedging relationship that the hedged item is part of is discontinued. Note 26 sets out details of the hedge accounting applied by the Bank. These amendments will be effective from January 1, 2020 but the Bank has applied such amendments in current year as the early adoption is permitted.

②	Leases

The Bank initially applied K-IFRS 1116 from January 1, 2019. Other accounting standards enacted from January 1, 2019 are not expected to have material impacts on the Bank’s financial statements.

K-IFRS 1116 introduces an accounting model for the single lessee and as a result, the Bank, as a lessee, recognizes right-of-use assets which represent a lessee’s right to use an underlying asset and lease liabilities which represent an obligation to make lease payments. An accounting model for the lessor is similar to the previous accounting policy.

The Bank recognized the cumulative effects due to the initial application of K-IFRS 1116 on January 1, 2019, which is the date of initial application. Therefore, the comparative financial information applies K-IFRS 1017 and the related interpretations as reported previously, and was not restated. The details of the changes to the accounting policy are described below.

i)	Definition of a lease

Previously, the Bank determined whether an arrangement is, or contains, a lease on the arrangement date by applying K-IFRS 1017 and K-IFRS 2104 ‘Determining whether an arrangement contains a lease’. The Bank currently determines whether the contract is, or contains, a lease, based on the new definition of lease. According to K-IFRS 1116, a contract is, or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time.

On the date of initial application for K-IFRS 1116, the Bank elected to apply a practical expedient which does not require the Bank to reassess whether the contract is a lease. The Bank applied K-IFRS 1116 only to the contracts that were previously identified as a lease and did not reassess the contracts that were not identified as a lease in line with K-IFRS 1017 and K-IFRS 2104. Therefore, the definition of a lease under K-IFRS 1116 is only applicable to contracts that are entered into or modified after January 1, 2019.

The Bank elected not to recognize right-to-use assets and lease liabilities for certain leases of low-value assets (e.g. IT equipment) and short-term leases (less than one year). The Bank will recognize the related lease payments as expenses equally over the lease period.

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed the calculation method of renewable lease and cancellable lease and etc., and according to the interpretation, the Bank shall identify factors to consider a wide range of economic disadvantages and calculate the lease period based on them. However, as the Bank is holding a large number of contracts and the conditions of the contract vary, sufficient time is required for analysis of the contract and accounting policy establishment. Therefore, the Bank is planning to reflect the effects in the financial statements after the analysis of the effects changes in accounting policies over the lease term is completed.

ii)	Lessee

The Bank leases various assets, including buildings, vehicles and IT equipment.

Previously, the Bank classified its leases either as an operating lease or as a finance lease based on whether the lease substantially transfers the risk and reward of owning the underlying assets. According to K-IFRS 1116, the Bank recognizes right-of-use assets and lease liabilities for most of its leases, which means most of its leases are presented in the statement of financial position.

For the right-of-use assets that do not satisfy the definition of an investment property, the Bank presents those assets as the same item as the item that the corresponding underlying asset would have been presented for. Right-of-use assets that meet the definition of investment would be presented as investment properties.

For a contract that contains a lease component, the Bank allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

Transition requirements

For leases previously classified as operating leases applying K-IFRS 1017, the Bank measures lease liabilities at the present value of the remaining lease payments using the Bank’s incremental borrowing rates as of January 1, 2019. However, the Bank elected not to apply recognition, measurement and presentation requirements for leases of low-value assets. A right-of-use asset is measured using the following method.

•	It is the same amount as the lease liability (adjusted for any advanced payments or payables) and the Bank adopts this method for all its leases.

For leases previously classified as operating leases applying K-IFRS 1017, the Bank applies the following practical expedient when applying K-IFRS 1116. The Bank does not apply the practical expedient that does not recognize assets and liabilities from lease contracts whose remaining lease term is less than 12 months from initial application.

•	Did not apply single discount rate upon leases whose natures are quite alike.

•	Any initial direct cost is excluded from the estimation of right-of-use assets on the date of initial application.

•

As an alternative to impairment review, K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ is applied immediately prior to the date of initial application to determine whether the leases are onerous.

•	Hindsight is used when determining a lease term for contracts that contain an extension option or termination option.

iii)	Impacts to the financial statements

a)	Impacts at the point of transition

As of the date of transition to K-IFRS 1116, the Bank additionally recognized the right-of-use assets and lease liabilities, and the impacts are as follows (Unit: Korean won in millions):

January 1, 2019
Right-of-use assets presented as premises and equipment	322,986
Lease liability (*)	263,496

(*)	The differences have occurred due to prepaid, unpaid lease payments, transfer, etc. There is no effect on retained earnings.

When measuring lease liabilities for the leases that were previously classified as operating leases, the Bank used its incremental borrowing rate as of January 1, 2019 as follows. The applied weighted-average incremental borrowing rate is 2.09%.

January 1, 2019
Operating leases as of December 31, 2018	274,686
Amount discounted by incremental borrowing rate on January 1, 2019	263,496
Lease liability recognized on January 1, 2019	263,496

b)	Impacts during the transition

The Bank recognized depreciation expenses and interest expenses instead of the operating lease expenses for the leases in line with K-IFRS 1116. For the year ended December 31, 2019, the Bank recognized depreciation expenses of 195,986 million won and interest expenses of 6,262 million won.

③	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Bank measures the goods or services received and the corresponding liability at the fair value, and recognizes as employee benefit, expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

④	The following enacted/amended standards are not expected to significantly affect the Bank:

•	K-IFRS 2123 – Uncertainty over Income Tax Treatments (enacted)

•	Amendments to K-IFRS 1109

•	Amendments to K-IFRS 1028

•	Amendments to K-IFRS 1019

•	Amendments to K-IFRS 1115

•	Annual Improvements to K-IFRS 2015-2017 Cycle

These annual improvements include partial amendments of K-IFRS 1012 ‘Income Tax,’ K-IFRS 1023 ‘Borrowing Cost,’ K-IFRS 1103 ‘Business Combination’ and K-IFRS 1111 ‘Joint Arrangements’.

2)

The details of K-IFRS that have been issued and published as of date of issue approval of financial statements, but have not yet reached the effective date, and which the Bank has not applied earlier, are as follows:

•	Amendments to the conceptual framework for financial reporting

•	Amendments to K-IFRS 1103 ‘Business combinations’

•	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements,’ and K-IFRS 1008 ‘Changes in Accounting Estimates and Errors’

The above amendments are not considered to have any significant impact on the Bank.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In cases where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the K-IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

1)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Other revenue from contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss are measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the following:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instruments), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Bank is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reappraisal done by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. A portion of exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Bank is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss from derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss of the period.

(10)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Other intangible assets	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(13)	Leases

As the Bank applied K-IFRS 1116 using the revised retrospective method, the comparative financial information has not been prepared. The Bank also applied K-IFRS 1017 and 2104. The accounting policies in accordance with K-IFRS 1017 and 2104 are separately disclosed.

Accounting policy applied since January 1, 2019

The Bank determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Bank uses the definition of a lease in K-IFRS 1116.

This accounting policy applies to contracts entered into since January 1, 2019.

1)	The Bank as a lessee

The Bank recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, but if that cannot be readily determined, the Bank uses its incremental borrowing rate. The Bank generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasureing a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Bank applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the bank is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

In the statement of financial position, the Bank classified the right-of-use assets that do not meet the definition of investment property as ‘fixed assets’ and the lease liabilities as ‘other financial liabilities.’

Short-term lease and leases for which the underlying asset is of low value

The Bank has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Bank recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Bank as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Bank allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Bank classifies its leases as either an operating lease or a finance lease at the commencement date.

The Bank subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Bank applies K-IFRS 1115 to allocate the consideration of the contract.

The Bank applies derecognition and impairment provisions of K-IFRS 1109 to its net investment in the lease. The Bank also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Bank recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Bank has applied as a lessor is not different from K-IFRS 1116.

3)	Accounting policy applied before January 1, 2019

The Bank classifies a lease as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, and all lease contracts other than finance leases are classified as operating leases.

①	The Bank as a lessee

In case of finance leases, the lesser amount of the present value of the minimum lease payments at the commencement date of the lease term or the fair value of the leased asset are recognized as financial lease assets and liabilities in the statement of financial position. Lease payments are allocated as interest expense and repayment of the lease liability so that the same period interest rate is calculated for the balance of the liability. Adjustment to the lease payments are accounted for as expenses during the period.

The operating lease payments are recognized as an expense on a straight-line basis if there is no other systematic basis that is more representative of the pattern in which benefit from the use of underlying asset. Adjustment lease payments from the operating leases are accounted for as expenses during the period in which they are incurred.

②	The Bank as a lessor

The Bank recognizes a finance lease receivable equal to the present value of the minimum lease and the non-guaranteed residual value, which is the net investment of the finance lease. The accounting for recognizing interest income by reporting period is carried out on a financial lease receivable after the commencement date of the lease term by applying a method in which a certain interest rate of the Bank’s net investment in the lease is calculated.

The Bank recognizes income from lease payments of operating lease on a straight line basis over the lease term, and the direct costs of the lease incurred during the negotiation and contract phase of the operating lease is added to the carrying value of the lease asset and recognized as an expense over the lease term on a straight-line basis. Operating lease assets are included in other assets and are depreciated over their economic useful life.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

In the previous year, all embedded derivatives which were part of a hybrid contract were treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL

2)	Hedge accounting

The Bank is applying K-IFRS 1109 in regards to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments issued by the Bank are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS 1109

•	Initial book value less accumulated profit measured in accordance with K-IFRS 1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized as other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the company, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis

In response, the Bank paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(21)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(7)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

Stage number	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is also using reasonable and supportable macroeconomic indicators such as economic growth rate, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Bank is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed.

At the end of every reporting period, the Bank evaluates whether credit risk reflected forward-looking information has significantly increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses. The Bank performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
Overdue of 30 days or longer	Overdue of 30 days or longer
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of audit opinion)
Significant decrease in credit rating(*)

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Bank has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Bank sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Bank determines which loan is subject to write-off in accordance with internal guidelines, and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Loans and other financial assets at amortized cost	Korean treasury and government agencies	14,747,037	13,513,927
	Banks	14,582,652	19,965,172
	Corporates	91,102,467	87,357,986
	Consumers	147,479,183	139,513,864

	Sub-total	267,911,339	260,350,949

Financial assets at FVTPL(*)	Deposit	27,901	26,935
	Loans	9,037	21,492
	Derivative assets	2,945,273	2,034,988

	Sub-total	2,982,211	2,083,415

Financial assets at FVTOCI	Debt securities	25,776,164	16,254,592
Securities at amortized cost	Debt securities	20,147,137	22,802,050
Derivative assets	Derivative assets (Held for hedging)	111,764	35,503
Off-balance accounts	Guarantees	14,523,768	13,990,450
	Loan commitments	69,035,560	65,012,748

	Sub-total	83,559,328	79,003,198

	Total	400,487,943	380,529,707

(*)	Puttable Financial instruments are not included.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2019
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	254,467,439	3,030,372	1,844,374	1,172,209	7,396,945	267,911,339
Securities at amortized cost	20,104,604	—	—	—	42,533	20,147,137
Financial assets at FVTPL	2,981,487	—	—	724	—	2,982,211
Financial assets at FVTOCI	24,543,575	—	102,311	—	1,130,278	25,776,164
Derivative assets (designated for hedging)	111,764	—	—	—	—	111,764
Off-balance accounts	82,020,882	262,018	78,850	46,662	1,150,916	83,559,328

Total	384,229,751	3,292,390	2,025,535	1,219,595	9,720,672	400,487,943

	December 31, 2018
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	249,216,942	2,754,044	1,526,532	893,354	5,960,077	260,350,949
Securities at amortized cost	22,757,047	—	—	—	45,003	22,802,050
Financial assets at FVTPL	2,083,148	—	—	267	—	2,083,415
Financial assets at FVTOCI	15,642,031	—	16,718	—	595,843	16,254,592
Derivative assets (designated for hedging)	35,503	—	—	—	—	35,503
Off-balance accounts	77,614,417	257,816	136,727	34,999	959,239	79,003,198

Total	367,349,088	3,011,860	1,679,977	928,620	7,560,162	380,529,707

(*)	Others consist of financial assets in Hong Kong, Singapore and Australia and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	49,207,201	30,848,489	32,356,929	2,445,858	143,965,810	9,087,052	267,911,339
Securities at amortized cost	8,545,838	—	10,892,540	364,591	—	344,168	20,147,137
Financial assets at FVTPL	122,809	144,614	2,674,784	9,057	15,430	15,517	2,982,211
Financial assets at FVTOCI	15,051	65,042	18,746,268	—	9,241	6,940,562	25,776,164
Derivative assets (designated for hedging)	—	—	111,764	—	—	—	111,764
Off-balance accounts	15,449,472	25,313,872	9,600,883	3,498,976	23,771,740	5,924,385	83,559,328

Total	73,340,371	56,372,017	74,383,168	6,318,482	167,762,221	22,311,684	400,487,943

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	46,177,373	32,891,096	37,453,611	2,557,684	135,827,962	5,443,223	260,350,949
Securities at amortized cost	1,157,512	—	13,376,324	527,847	—	7,740,367	22,802,050
Financial assets at FVTPL	82,351	81,451	1,872,922	9,173	7,614	29,904	2,083,415
Financial assets at FVTOCI	326,333	41,673	12,830,631	194,562	5,535	2,855,858	16,254,592
Derivative assets (designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	15,205,797	23,696,274	8,784,514	3,706,275	21,663,309	5,947,029	79,003,198

Total	62,949,366	56,710,494	74,353,505	6,995,541	157,504,420	22,016,381	380,529,707

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative assets (Held for hedging) is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	233,368,538	17,470,260	8,099,456	9,054,064	1,155,612	, 269,147,930	(1,236,591)	267,911,339
Korean treasury and government agencies	14,750,308	—	—	—	—	14,750,308	(3,271)	14,747,037
Banks	14,452,687	2,316	146,664	—	—	14,601,667	(19,015)	14,582,652
Corporates	74,515,326	13,313,552	433,256	2,987,899	727,743	91,977,776	(875,309)	91,102,467
General business	41,610,937	4,537,441	390,456	1,343,639	494,382	48,376,855	(586,386)	47,790,469
Small- and medium-sized enterprise	29,679,249	8,275,146	42,800	1,584,575	220,028	39,801,798	(266,116)	39,535,682
Project financing and others	3,225,140	500,965	—	59,685	13,333	3,799,123	(22,807)	3,776,316
Consumers	129,650,217	4,154,392	7,519,536	6,066,165	427,869	147,818,179	(338,996)	147,479,183
Securities at amortized cost	20,152,619	—	—	—	—	20,152,619	(5,482)	20,147,137
Financial assets at FVTOCI (*4)	25,710,935	65,229	—	—	—	25,776,164	(8,051)	25,776,164

Total	279,232,092	17,535,489	8,099,456	9,054,064	1,155,612	315,076,713	(1,250,124)	313,834,640

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	234,604,099	15,064,338	5,597,603	5,209,197	1,340,212	261,815,449	(1,464,500)	260,350,949
Korean treasury and government agencies	13,517,080	—	—	—	—	13,517,080	(3,153)	13,513,927
Banks	19,956,800	10,314	23,935	—	—	19,991,049	(25,877)	19,965,172
Corporates	70,302,975	13,451,275	532,000	3,236,305	931,193	88,453,748	(1,095,762)	87,357,986
General business	39,440,686	4,565,102	469,573	1,537,953	648,087	46,661,401	(736,204)	45,925,197
Small- and medium-sized enterprise	27,303,978	8,337,471	62,427	1,545,602	269,059	37,518,537	(318,312)	37,200,225
Project financing and others	3,558,311	548,702	—	152,750	14,047	4,273,810	(41,246)	4,232,564
Consumers	130,827,244	1,602,749	5,041,668	1,972,892	409,019	139,853,572	(339,708)	139,513,864
Securities at amortized cost	22,808,945	—	—	—	—	22,808,945	(6,895)	22,802,050
Financial assets at FVTOCI (*4)	16,167,536	87,056	—	—	—	16,254,592	(5,413)	16,254,592

Total	273,580,580	15,151,394	5,597,603	5,209,197	1,340,212	300,878,986	(1,476,808)	299,407,591

	December 31, 2019	For the year ended December 31, 2019			December 31, 2018	For the year ended December 31, 2018
		Collateral value				Collateral value
Risk factor		Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
Loans and other financial assets at amortized cost	182,360,472	167,284,524	14,420,473	655,475	170,983,239	161,494,496	8,815,347	673,396
Korean treasury and government agencies	—	—	—	—	11,600	11,600	—	—
Banks	613,357	611,329	2,028	—	363,436	360,102	3,334	—
Corporates	57,265,633	54,588,838	2,310,316	366,479	53,362,185	50,464,533	2,492,375	405,277
General business	22,685,764	21,464,348	998,586	222,830	20,175,240	18,803,891	1,150,747	220,602
Small- and medium-sized enterprise	32,972,767	31,517,388	1,311,730	143,649	31,255,455	29,779,557	1,291,223	184,675
Project financing and others	1,607,102	1,607,102	—	—	1,931,490	1,881,085	50,405	—
Consumers	124,481,482	112,084,357	12,108,129	288,996	117,246,018	110,658,261	6,319,638	268,119
Securities at amortized cost	—	—	—	—	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—	—	—	—	—

Total	182,360,472	167,284,524	14,420,473	655,475	170,983,239	161,494,496	8,815,347	673,396

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts Guarantees	13,370,253	829,650	355	215,084	108,426	14,523,768
Loan commitments	64,611,094	2,605,074	1,270,196	549,196	—	69,035,560

Total	77,981,347	3,434,724	1,270,551	764,280	108,426	83,559,328

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts Guarantees	12,800,981	806,487	7,147	254,487	121,348	13,990,450
Loan commitments	60,405,878	2,663,904	1,404,007	538,959	—	65,012,748

Total	73,206,859	3,470,391	1,411,154	793,446	121,348	79,003,198

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

There have been no significant decreases in the value of collateral or other credit enhancements held by the Bank during the current year or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank. As of December 31, 2019, there are no financial assets that do not recognize the allowance for losses due to collateral.

5)

For the financial assets that record loss allowance as total expected credit loss, the amortized cost before the change in contractual cash flows is 18,735 million won, and the net loss due to the change is 82 million won.

6)

As the Bank manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2019 and December 31, 2018 is 8,024,466 million won and 8,099,143 million Won respectively.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness. The process is called market risk management.

1)	Market risk management for trading activities

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit(group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

2)	Market risk management for non-trading activities

For non-trading sectors of the Bank, the risk is managed and measured by ΔNII(change in Net Interest Income) and ΔEVE(change in Economic Value of Equity) through NII(Net Interest Income) and NPV(Net Present Value) simulation, and for the remaining subsidiaries, the risk is managed and measured with interest rate EaR(Earning at Risk, maximum of the expected change for profit or loss) and interest rate VaR that are in accordance with BIS Framework.

NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. Meanwhile, ΔNII means possible variation of net interest income induced by changes of interest rate during the certain future period of time(e.g. 1year), and ΔEVE is possible variation of present value of assets, liabilities, off-balance accounts and ultimately, economic value of shareholder’s equity which is incurred by the same reason as ΔNII.

a)	Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2019 and 2018, respectively, and the VaR as of December 31, 2019 and 2018, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2019	For the year ended December 31, 2019			December 31, 2018	For the year ended December 31, 2018
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	5,052	3,406	5,725	1,176	3,107	3,702	5,528	1,730
Stock price	3,730	3,203	5,935	1,146	2,353	2,669	5,081	1,138
Foreign currencies	5,028	5,033	6,469	4,395	4,972	4,678	6,136	3,439
Commodity		1	32	—	—	3	24	—
Diversification	(6,233)	(5,127)	(9,229)	(2,339)	(4,445)	(4,869)	(8,155)	(1,815)

Total VaR(*)	7,577	6,516	8,932	4,378	5,987	6,183	8,614	4,492

(*)	VaR (Value at Risk): Maximum expected daily losses at 99% confidence level

b)	Non-trading activities

For assets and liabilities as of December 31, 2019, ΔEVE and the ΔNII calculated based on interest rate risk in the banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2019
ΔEVE(*1)		ΔNII(*2)
	485,693		146,025

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

For assets and liabilities as of December 31, 2018, NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2018
	NII(*1)	NPV(*2)
Base case	4,886,919	24,635,872
Base case (Prepay)	4,881,567	24,225,127
IR 100bp up	5,580,848	24,414,552
IR 100bp down	4,321,315	24,906,922
IR 200bp up	6,622,298	24,231,110
IR 200bp down	3,500,800	25,245,603
IR 300bp up	7,593,109	24,077,356
IR 300bp down	3,344,206	25,680,348

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	136,468,173	46,964,614	11,045,037	9,406,431	51,908,166	4,286,512	260,078,933
Financial assets at FVTPL	23,808	1,352	37	36	1,161	13,347	39,741
Financial assets at FVTOCI	5,005,157	5,350,722	3,407,372	3,129,659	9,098,128	275,018	26,266,056
Securities at amortized cost	1,700,810	1,654,622	735,105	1,406,665	14,806,513	807,538	21,111,253

Total	143,197,948	53,971,310	15,187,551	13,942,791	75,813,968	5,382,415	307,495,983

Liability:
Deposits due to customers	111,584,479	44,934,733	31,569,737	24,123,007	41,724,832	59,140	253,995,928
Borrowings	8,893,123	1,422,464	1,027,528	682,473	2,992,835	500,685	15,519,108
Debentures	1,775,711	2,326,926	2,770,855	1,998,438	13,872,930	1,487,529	24,232,389

Total	122,253,313	48,684,123	35,368,120	26,803,918	58,590,597	2,047,354	293,747,425

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	145,015,086	43,247,365	7,827,430	9,077,245	41,492,032	3,419,576	250,078,734
Financial assets at FVTPL	117,324	50	160	49	2,281	27,536	147,400
Financial assets at FVTOCI	2,137,253	1,667,291	1,404,980	2,170,105	9,146,385	153,545	16,679,559
Securities at amortized cost	2,410,986	2,249,552	1,735,698	1,944,756	15,140,236	373,268	23,854,496

Total	149,680,649	47,164,258	10,968,268	13,192,155	65,780,934	3,973,925	290,760,189

Liability:
Deposits due to customers	96,816,710	41,903,982	28,169,284	33,573,893	38,622,661	64,425	239,150,955
Borrowings	8,806,595	1,290,054	580,935	460,078	2,664,135	495,516	14,297,313
Debentures	1,723,882	1,972,348	1,693,796	1,839,700	13,675,096	2,387,717	23,292,539

Total	107,347,187	45,166,384	30,444,015	35,873,671	54,961,892	2,947,658	276,740,807

3)	Currency risk

Currency risk arises from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	18,232	21,109,458	150,146	1,596,760	2,546	421,901	2,170	2,814,799	2,249,997	28,192,915
	Financial assets at FVTPL	154	178,149	5,322	56,602	—	—	105	135,827	100,965	471,543
	Financial assets at FVTOCI	2,282	2,642,470	—	—	—	—	—	—	223,365	2,865,835
	Securities at amortized cost	262	302,930	—	—	—	—	—	—	42,546	345,476

	Total	20,930	24,233,007	155,468	1,653,362	2,546	421,901	2,275	2,950,626	2,616,873	31,875,769

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	10,477	12,129,878	165,958	1,764,918	1,419	235,241	1,715	2,224,506	1,156,049	17,510,592
	Borrowings	6,084	7,043,586	10,931	116,252	75	12,382	421	546,752	177,807	7,896,779
	Debentures	3,519	4,074,200	—	—	—	—	105	136,230	96,646	4,307,076
	Other financial liabilities	2,731	3,162,520	11,237	119,503	2,105	348,841	357	463,411	148,930	4,243,205

	Total	23,062	26,701,286	192,541	2,047,630	3,599	596,464	2,666	3,458,675	1,663,222	34,467,277

Off-balance accounts		6,810	7,884,777	34,314	364,917	1,340	222,074	547	709,388	430,725	9,611,881

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	18,333	20,497,663	167,282	1,694,870	2,761	449,355	1,977	2,528,998	2,569,555	27,740,441
	Financial assets at FVTPL	72	80,953	1,425	14,434	—	—	59	75,169	90,925	261,481
	Financial assets at FVTOCI	1,472	1,646,081	—	—	—	—	—	—	187,959	1,834,040
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	45,013	103,502

	Total	19,929	22,283,186	168,707	1,709,304	2,761	449,355	2,036	2,604,167	2,893,452	29,939,464

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	10,114	11,307,931	169,742	1,719,796	1,660	270,215	886	1,132,860	1,226,881	15,657,683
	Borrowings	6,372	7,123,977	3,749	37,985	26	4,169	270	344,905	81,868	7,592,904
	Debentures	3,145	3,516,034	—	—	—	—	—	—	103,050	3,619,084
	Other financial liabilities	2,387	2,669,323	28,955	293,362	1,282	208,665	188	240,478	94,540	3,506,368

	Total	22,136	24,749,192	204,402	2,070,958	2,968	483,049	1,399	1,788,493	1,627,997	30,719,689

Off-balance accounts		7,047	7,892,048	33,346	337,852	992	161,534	465	594,603	496,243	9,482,280

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e., based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	160,955,482	35,917,880	23,560,412	28,653,283	5,305,862	543,242	254,936,161
Borrowings	5,516,024	2,522,971	2,068,362	1,742,550	3,213,689	500,685	15,564,281
Debentures	1,775,711	2,326,926	2,770,855	1,998,438	13,872,930	1,487,529	24,232,389
Lease liabilities	36,291	32,753	28,959	25,170	147,182	13,170	283,525
Other financial liabilities	9,637,118	—	—	—	—	2,533,989	12,171,107

Total	178,035,782	40,800,530	28,428,588	32,419,441	22,539,663	5,078,615	307,302,619

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	139,983,251	32,838,781	20,969,174	40,220,788	5,701,940	509,189	240,223,123
Borrowings	4,979,142	2,682,745	1,775,656	1,512,857	2,917,566	495,516	14,363,482
Debentures	1,723,882	1,972,348	1,693,796	1,839,700	13,675,096	2,387,717	23,292,539
Other financial liabilities	14,057,046	—	—	—	—	2,182,602	16,239,648

Total	160,935,146	37,493,874	24,438,626	43,573,345	22,294,602	5,575,024	294,310,617

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	169,606,757	37,282,908	22,440,335	21,408,158	3,766,940	78,231	254,583,329
Borrowings	5,516,024	2,522,971	2,068,362	1,742,550	3,213,689	500,685	15,564,281
Debentures	1,775,711	2,326,926	2,770,855	1,998,438	13,872,930	1,487,529	24,232,389
Lease liabilities	36,291	32,753	28,959	25,170	147,182	13,170	283,525
Other financial liabilities	9,637,118	—	—	—	—	2,533,989	12,171,107

Total	186,687,057	42,165,558	27,308,511	25,174,316	21,000,741	4,613,604	306,949,787

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	158,276,249	36,903,728	19,594,060	21,300,055	3,549,305	965	239,624,362
Borrowings	4,979,142	2,682,745	1,775,656	1,512,857	2,917,566	495,516	14,363,482
Debentures	1,723,882	1,972,348	1,693,796	1,839,700	13,675,096	2,387,717	23,292,539
Other financial liabilities	14,057,046	—	—	—	—	2,182,602	16,239,648

Total	179,228,144	41,558,821	23,063,512	24,652,612	20,141,967	5,066,800	293,711,856

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below.

Derivatives held for hedging purposes are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2019 and 2018, is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2019	Trading	2,841,176	—	—	—	—	—	2,841,176
December 31, 2018	Fair value hedge	(3,835)	9,448	(3,541)	9,133	6,991	—	18,196
	Trading	2,087,548	—	—	—	—	—	2,087,548

4)	Maturity analysis of off-balance accounts (guarantees and loan commitments)

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Guarantees	14,523,768	13,990,450
Loan commitments	69,035,560	65,012,748

(4)	Operational risk

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed operational risk management system for the purpose of reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions, etc. This system has been tested by an independent third party, and is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA).

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea as of December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

According to the above regulations, the Bank is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 8.00% and 7.13%, a Tier 1 capital ratio of 9.50% and 8.63% and a minimum total capital ratio of 11.50% and 10.63% as of December 31, 2019 and December 31, 2018, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2019 and 2018, and are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Tier 1 capital	17,321,301	17,275,539
Other Tier 1 capital	3,466,009	3,147,680
Tier 2 capital	3,526,902	3,827,573

Total risk-adjusted capital	24,314,212	24,250,792

Risk-weighted assets for credit risk	139,043,544	142,626,069
Risk-weighted assets for market risk	2,706,955	2,372,451
Risk-weighted assets for operational risk	9,197,928	9,972,430
Additional amount due to lower capital limit	6,941,108	—

Total risk-weighted assets	157,889,535	154,970,950

Common Equity Tier 1 ratio	10.97%	11.15%

Tier 1 capital ratio	13.17%	13.18%

Total capital ratio	15.40%	15.65%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customer. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment-related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)
Interest income	3,782,031	3,648,980	152,368	6,635	1,065,068	8,655,082	360,619	9,015,701
Interest expense	(1,158,128)	(2,549,507)	—	—	(731,455)	(4,439,090)	283,725	(4,155,365)
Intersegment	(868,580)	885,816	(174,188)	63,738	93,214	—	—	—

	1,755,323	1,985,289	(21,820)	70,373	426,827	4,215,992	644,344	4,860,336

Net non-interest income(expense)
Non-interest income	541,013	662,186	283,304	9,963,528	(165,774)	11,284,257	(9,896,348)	1,387,909
Non-interest expense	(34,268)	(119,374)	(80,681)	(9,877,111)	297,795	(9,813,639)	9,338,689	(474,950)
Intersegment	126,756	72,052	—	—	(198,808)	—	—	—

	633,501	614,864	202,623	86,417	(66,787)	1,470,618	(557,659)	912,959

Other income(expense)
General and administrative expense	(1,872,196)	(913,239)	(20,586)	(22,902)	(381,364)	(3,210,287)	—	(3,210,287)
Reversal of allowance for credit loss and impairment losses due to credit loss	(80,181)	(12,617)	9,343	(178)	78,863	(4,770)	(86,685)	(91,455)

	(1,952,377)	(925,856)	(11,243)	(23,080)	(302,501)	(3,215,057)	(86,685)	(3,301,742)

Operating income	436,447	1,674,297	169,560	133,710	57,539	2,471,553	—	2,471,553
Non-operating income(expense)	(99,015)	(23,843)	41,754	(9,453)	(15,868)	(106,425)	—	(106,425)

Net income before income tax expense	337,432	1,650,454	211,314	124,257	41,671	2,365,128	—	2,365,128
Income tax expense	(92,794)	(447,731)	(58,111)	(34,171)	58,510	(574,297)	—	(574,297)

Net income	244,638	1,202,723	153,203	90,086	100,181	1,790,831	—	1,790,831

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.

	For the year ended December 31, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)
Interest income	3,529,645	3,409,835	152,273	8,945	896,479	7,997,177	334,790	8,331,967
Interest expense	(1,021,639)	(2,168,000)	(150)	—	(685,647)	(3,875,436)	271,187	(3,604,249)
Intersegment	(634,110)	833,224	(163,962)	25,963	(61,115)	—	—	—

	1,873,896	2,075,059	(11,839)	34,908	149,717	4,121,741	605,977	4,727,718

Non-interest income(expense)
Non-interest income	678,360	721,096	230,357	7,020,740	475,258	9,125,811	(7,648,476)	1,477,335
Non-interest expense	(143,704)	(290,347)	(53,671)	(6,964,671)	(165,937)	(7,618,330)	7,077,127	(541,203)
Intersegment	132,690	70,016	—	—	(202,706)	—	—	—

	667,346	500,765	176,686	56,069	106,615	1,507,481	(571,349)	936,132

Other income(expense)
General and administrative expense	(1,865,933)	(868,608)	(14,318)	(18,452)	(422,025)	(3,189,336)	—	(3,189,336)
Reversal of allowance for credit loss and impairment losses due to credit loss	(127,220)	(61,064)	62,454	(16,861)	118,496	(24,195)	(34,628)	(58,823)

	(1,993,153)	(929,672)	48,136	(35,313)	(303,529)	(3,213,531)	(34,628)	(3,248,159)

Operating income	548,089	1,646,152	212,983	55,664	(47,197)	2,415,691	—	2,415,691
Non-operating income(expense)	(20,208)	900	32,738	—	56,510	69,940	—	69,940

Net income before income tax expense	527,881	1,647,052	245,721	55,664	9,313	2,485,631	—	2,485,631
Income tax expense	(145,167)	(445,619)	(67,573)	(15,308)	(1,060)	(674,727)	—	(674,727)

Net income	382,714	1,201,433	178,148	40,356	8,253	1,810,904	—	1,810,904

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.IFRS.

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Bank’s revenue (interest income and non-interest income) from services, revenue from domestic operations for the nine months ended December 31, 2019 and 2018, amounted to 9,812,045 million Won and 9,288,996 million Won, respectively, and revenue from foreign operations amounted to 591,565 million Won and 520,306 million Won, respectively. Among the Bank’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2019 and December 31, 2018, are 6,767,214 million Won and 7,256,271 million Won, respectively, and foreign subsidiaries are 37,417 million Won and 8,130 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Cash	1,957,984	2,207,844
Foreign currencies	568,110	670,829
Demand deposits	2,872,008	2,618,265
Fixed deposits	—	226,863

Total	5,398,102	5,723,801

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(34,122)	6,795
Changes in financial assets at FVTOCI as a result of debt-equity swap	96,527	14,378
Changes in investments in associates due to accounts transfer	—	(223,366)

Changes in unpaid dividends on hybrid equity securities	(22,269)	3,569
Changes in intangible assets related to account payables	29,705	35,585
Changes in other comprehensive gain(loss) of foreign currency translation of foreign operations	8,446	7,882
Changes in other comprehensive loss due to remeasurement of defined benefit liabilities	(30,984)	(79,639)
Classified to assets held for distribution (sale) from premises and equipment	95	7,163
Classified to assets held for distribution (sale) from other assets	—	26,997
Increase in right-of-use assets and lease liabilities	449,872	—
Changes in investments in subsidiaries and associates due to the Changes in consolidated scope	1,418,074	116,620

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	January 1, 2019	Cash flow	Not involving cash inflows and outflows			December 31, 2019
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	14,081,092	1,543,522	(298,577)	—	(216)	15,325,821
Debentures	21,666,331	935,149	124,471	85,983	18,318	22,830,252
Lease liabilities (*)	263,496	(177,823)	934	—	191,048	277,655

Total	36,010,919	2,300,848	(173,172)	85,983	209,150	38,433,728

(*)	The amount of lease liability at the beginning of the current in applying K-IFRS 1116 is reflected.

	For the year ended December 31, 2018
	January 1, 2018	Cash flow	Not involving cash inflows and outflows			December 31, 2018
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	13,662,984	258,766	159,261	—	81	14,081,092
Debentures	21,707,466	(275,471)	240,828	(25,498)	19,006	21,666,331

Total	35,370,450	(16,705)	400,089	(25,498)	19,087	35,747,423

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deposits:
Gold banking assets	27,901	26,935
Securities:
Equity securities	600,622	410,604
Capital contributions	470,579	386,096
Beneficiary certificates	1,375,989	997,743

Sub-total	2,447,190	1,794,443

Loans	9,037	21,492
Derivative assets	2,945,273	2,034,988

Total	5,429,401	3,877,858

As of December 31, 2019, and December 31, 2018, the Bank does not hold financial assets designated at FVTPL.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Debt securities:
Korean treasury and government agencies	1,152,711	1,353,401
Financial institutions	17,769,924	11,252,790
Corporates	3,906,957	1,774,332
Bond denominated in foreign currencies	2,865,835	1,834,040
Sub-total	25,695,427	16,214,563
Equity securities	772,689	786,082
Securities loaned	80,737	40,029

Total	26,548,853	17,040,674

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Purpose of acquisition	Fair value	Fair value
Investment for strategic business partnership purpose	517,244	498,092
Debt-equity swap	255,445	287,990

Total	772,689	786,082

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,413)	—	—	(5,413)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses	(3,111)	—	—	(3,111)
Disposal	476	—	—	476
Others (*)	(3)	—	—	(3)

Ending balance	(8,051)	—	—	(8,051)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,778)	—	—	(3,778)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses	(1,704)	—	—	(1,704)
Others (*)	69	—	—	69

Ending balance	(5,413)	—	—	(5,413)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,254,592	—	—	16,254,592
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Transfer to credit-impaired financial assets	—	—	—
Acquisition	23,182,940	—	—	23,182,940
Disposal	(13,760,417)	—	—	(13,760,417)
Gain on valuation	47,827	—	—	47,827
Amortization on the effective interest method	11,522	—	—	11,522
Others (*)	39,700	—	—	39,700

Ending balance	25,776,164	—	—	25,776,164

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,247,623	—	—	12,247,623
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,718,786	—	—	12,718,786
Disposal	(8,851,549)	—	—	(8,851,549)
Gain on valuation	69,825	—	—	69,825
Amortization on the effective interest method	6,894	—	—	6,894
Others (*)	63,013	—	—	63,013

Ending balance	16,254,592	—	—	16,254,592

(*)	Others consist of foreign currencies translation, etc.

(4)

The Bank disposed equity securities designated as financial assets at FVTOCI in accordance with the limitation from commercial law of acquiring holding company (Woori Financial Group Inc.) equity as a subsidiary. The fair value and accumulated loss on valuation of the equity securities at disposal date are 767,727 million Won and 23,782 million Won, respectively. The Bank disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council during the current year. The fair value and accumulated loss on valuation of the equity securities at the disposal date are 34,640 million Won and 38,995 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2018 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Korean treasury and government agencies	8,044,040	7,523,458
Financial institutions	6,694,614	9,474,922
Corporates	5,068,489	5,707,063
Bond denominated in foreign currencies	345,476	103,502
Allowance for credit losses	(5,482)	(6,895)

Total	20,147,137	22,802,050

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,895)	—	—	(6,895)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of credit losses	1,413	—	—	1,413

Ending balance	(5,482)	—	—	(5,482)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,996)	—	—	(4,996)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses	(1,921)	—	—	(1,921)
Disposal	22	—	—	22

Ending balance	(6,895)	—	—	(6,895)

2)	Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,808,945	—	—	22,808,945
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,030,871	—	—	6,030,871
Disposal / Redemption	(8,685,723)	—	—	(8,685,723)
Amortization on the effective interest method	(3,286)	—	—	(3,286)
Others (*)	1,812	—	—	1,812

Ending balance	20,152,619	—	—	20,152,619

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,638,727	—	—	16,638,727
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	15,575,213	—	—	15,575,213
Disposal / Redemption	(9,400,576)	—	—	(9,400,576)
Amortization on the effective interest method	(8,349)	—	—	(8,349)
Others (*)	3,930	—	—	3,930

Ending balance	22,808,945	—	—	22,808,945

(*)	Others consist of foreign currencies translation, etc.

10.	LOAN AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Due from banks	12,554,759	12,268,372
Loans	247,799,726	241,285,766
Other financial assets	7,556,854	6,796,811

Total	267,911,339	260,350,949

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,028,850	11,034,602
Others	39,136	81,889
Allowance for credit losses	(2,591)	(2,660)

Sub-total	11,065,395	11,113,831

Due from banks in foreign currencies:
Due from banks on demand	862,747	622,354
Due from banks on time	42,539	40,527
Others	585,301	493,204
Allowance for credit losses	(1,223)	(1,544)

Sub-total	1,489,364	1,154,541

Total	12,554,759	12,268,372

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,136	Central counterparty KRW margin and others

	Sub-total	11,067,986

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	861,027	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	585,301	Deposits for foreign futures and options trading and others

	Sub-total	1,446,328

	Total	12,514,314

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

	Sub-total	11,116,491

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	620,452	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	493,204	Deposits for foreign futures and options trading and others

	Sub-total	1,113,656

	Total	12,230,147

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,204)	—	—	(4,204)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of credit losses	390	—	—	390

Ending balance	(3,814)	—	—	(3,814)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,464)	—	—	(2,464)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses	(1,740)	—	—	(1,740)

Ending balance	(4,204)	—	—	(4,204)

2)	Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,272,576	—	—	12,272,576
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	285,997	—	—	285,997

Ending balance	12,558,573	—	—	12,558,573

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,394,885	—	—	7,394,885
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	4,877,691	—	—	4,877,691

Ending balance	12,272,576	—	—	12,272,576

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Loans in local currency	219,156,962	208,837,131
Loans in foreign currencies	11,089,570	8,958,771
Domestic banker’s letter of credit	2,846,259	2,910,115
Bills bought in foreign currencies	4,633,210	7,727,904
Bills bought in local currency	16,012	19,385
Factoring receivables	20,737	45,661
Advances for customers on guarantees	11,425	12,364
Private placement bonds	62,468	81,368
Call loans	1,889,927	1,944,678
Bonds purchased under resale agreements	8,670,352	11,605,383
Others	470	590
Loan origination costs and fees	569,512	539,470
Discounted present value	(69)	—
Loss allowance	(1,167,109)	(1,397,054)

Total	247,799,726	241,285,766

(6)	Changes in the loss allowance on loans for the years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(98,645)	(41,383)	(113,886)	(317,581)	(336,546)	(489,013)
Transfer to 12-month expected credit losses	(13,493)	12,751	742	(57,996)	49,345	8,651
Transfer to lifetime expected credit losses	13,381	(14,596)	1,215	11,672	(28,524)	16,852
Transfer to credit-impaired financial assets	1,216	4,136	(5,352)	3,120	17,751	(20,871)
Net reversal of (allowance for) credit losses	29,265	(32,564)	(143,545)	89,888	12,005	(54,851)
Recovery from write-off receivables	—	—	(58,512)	—	—	(60,484)
Charge-off	—	—	197,072	—	—	198,394
Disposal	—	—	2,763	—	1	42,095
Unwinding effect	—	—	9,647	—	—	17,887
Others (*)	—	—	—	(19,108)	—	(8)

Ending balance	(68,276)	(71,656)	(109,856)	(290,005)	(285,968)	(341,348)

	For the year ended December 31, 2019
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(416,226)	(377,929)	(602,899)
Transfer to 12-month expected credit losses	(71,489)	62,096	9,393
Transfer to lifetime expected credit losses	25,053	(43,120)	18,067
Transfer to credit-impaired financial assets	4,336	21,887	(26,223)
Net reversal of (allowance for) credit losses	119,153	(20,559)	(198,396)
Recovery from write-off receivables	—	—	(118,996)
Charge-off	—	—	395,466
Disposal	—	1	44,858
Unwinding effect	—	—	27,534
Others (*)	(19,108)	—	(8)

Ending balance	(358,281)	(357,624)	(451,204)

(*)	Others consist of debt-equity swap, foreign currencies translation, etc.

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(89,404)	(32,352)	(108,689)	(342,921)	(251,368)	(849,467)
Transfer to 12-month expected credit losses	(8,720)	7,900	820	(24,116)	22,451	1,665
Transfer to lifetime expected credit losses	5,058	(6,222)	1,164	14,736	(407,442)	392,706
Transfer to credit-impaired financial assets	66,967	36,871	(103,838)	62,709	97,697	(160,406)
Net reversal of (allowance for) credit losses	(72,546)	(47,613)	(39,332)	(61,605)	201,879	(85,654)
Recovery	—	—	(50,381)	—	—	(137,334)
Charge-off	—	—	176,792	—	—	276,489
Disposal	—	33	1,633	—	237	49,902
Unwinding effect	—	—	7,945	—	—	23,274
Others (*)	—	—	—	33,616	—	(188)

Ending balance	(98,645)	(41,383)	(113,886)	(317,581)	(336,546)	(489,013)

	For the year ended December 31, 2018
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	(432,325)	(283,720)	(958,156)
Transfer to 12-month expected credit losses	(32,836)	30,351	2,485
Transfer to lifetime expected credit losses	19,794	(413,664)	393,870
Transfer to credit-impaired financial assets	129,676	134,568	(264,244)
Net reversal of (allowance for) credit losses	(134,151)	154,266	(124,986)
Recovery	—	—	(187,715)
Charge-off	—	—	453,281
Disposal	—	270	51,535
Unwinding effect	—	—	31,219
Others (*)	33,616	—	(188)

Ending balance	(416,226)	(377,929)	(602,899)

(*)	Others consist of debt-equity swap, foreign currencies translation, etc

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	107,107,365	5,976,763	359,331	123,518,883	4,810,308	910,170
Transfer to 12-month expected credit losses	2,620,006	(2,607,808)	(12,198)	1,554,441	(1,543,871)	(10,570)
Transfer to lifetime expected credit losses	(8,215,779)	8,233,760	(17,981)	(2,268,548)	2,304,243	(35,695)
Transfer to credit-impaired financial assets	(140,980)	(97,205)	238,185	(251,440)	(142,645)	394,085
Charge-off	—	—	(197,072)	—	—	(198,394)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	5,584,609	897,046	77,256	1,248,174	(704,027)	(194,210)

Ending balance	106,955,221	12,402,501	379,597	123,801,510	4,723,938	704,068

	For the year ended December 31, 2019
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	230,626,248	10,787,071	1,269,501
Transfer to 12-month expected credit losses	4,174,447	(4,151,679)	(22,768)
Transfer to lifetime expected credit losses	(10,484,327)	10,538,003	(53,676)
Transfer to credit-impaired financial assets	(392,420)	(239,850)	632,270
Charge-off	—	—	(395,466)
Disposal	—	(125)	(229,242)
Net increase (decrease)	6,832,783	193,019	(116,954)

Ending balance	230,756,731	17,126,439	1,083,665

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	100,815,109	5,432,359	309,302	124,381,464	4,246,421	1,506,875
Transfer to 12-month expected credit losses	1,912,698	(1,903,350)	(9,348)	1,078,166	(1,074,810)	(3,356)
Transfer to lifetime expected credit losses	(3,163,028)	3,176,368	(13,340)	(2,250,991)	2,708,867	(457,876)
Transfer to credit-impaired financial assets	(197,915)	(115,696)	313,611	(348,147)	(274,987)	623,134
Charge-off	—	—	(176,792)	—	—	(276,489)
Disposal	—	(478)	(31,910)	—	(2,782)	(166,346)
Net increase (decrease)	7,740,501	(612,440)	(32,192)	658,391	(792,401)	(315,772)

Ending balance	107,107,365	5,976,763	359,331	123,518,883	4,810,308	910,170

	For the year ended December 31, 2018
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	225,196,573	9,678,780	1,816,177
Transfer to 12-month expected credit losses	2,990,864	(2,978,160)	(12,704)
Transfer to lifetime expected credit losses	(5,414,019)	5,885,235	(471,216)
Transfer to credit-impaired financial assets	(546,062)	(390,683)	936,745
Charge-off	—	—	(453,281)
Disposal	—	(3,260)	(198,256)
Net increase (decrease)	8,398,892	(1,404,841)	(347,964)

Ending balance	230,626,248	10,787,071	1,269,501

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Receivables	5,411,855	4,528,060
Accrued income	855,296	879,274
Telex and telephone subscription rights and refundable deposits	961,058	951,761
Other receivables	394,313	500,958
Allowance for credit losses	(65,668)	(63,242)

Total	7,556,854	6,796,811

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,120)	(836)	(61,286)	(63,242)
Transfer to 12-month expected credit losses	(145)	136	9	—
Transfer to lifetime expected credit losses	68	(101)	33	—
Transfer to credit-impaired financial assets	15	153	(168)	—
Net reversal of (allowance for) credit losses	358	(75)	(6,791)	(6,508)
Charge-off	—	—	2,397	2,397
Disposal	—	—	1,685	1,685

Ending balance	(824)	(723)	(64,121)	(65,668)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,302)	(960)	(52,496)	(54,758)
Transfer to 12-month expected credit losses	(93)	83	10	—
Transfer to lifetime expected credit losses	62	(373)	311	—
Transfer to credit-impaired financial assets	6,444	207	(6,651)	—
Net reversal of (allowance for) credit losses	(6,231)	205	(31,735)	(37,761)
Charge-off	—	—	28,012	28,012
Disposal	—	2	1,263	1,265

Ending balance	(1,120)	(836)	(61,286)	(63,242)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,769,613	19,729	70,711	6,860,053
Transfer to 12-month expected credit losses	6,533	(6,517)	(16)	—
Transfer to lifetime expected credit losses	(15,999)	16,060	(61)	—
Transfer to credit-impaired financial assets	(803)	(845)	1,648	—
Charge-off	—	—	(2,397)	(2,397)
Disposal	—	—	(2,212)	(2,212)
Net increase (decrease)	764,150	(1,346)	4,274	767,078

Ending balance	7,523,494	27,081	71,947	7,622,522

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,134,524	21,013	78,140	6,233,677
Transfer to 12-month expected credit losses	6,227	(6,210)	(17)	—
Transfer to lifetime expected credit losses	(9,744)	10,059	(315)	—
Transfer to credit-impaired financial assets	(7,375)	(925)	8,300	—
Charge-off	—	—	(28,012)	(28,012)
Disposal	—	(6)	(1,639)	(1,645)
Net increase (decrease)	645,981	(4,202)	14,254	656,033

Ending balance	6,769,613	19,729	70,711	6,860,053

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Bank maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation technique. Fair value of the Bank is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1: When a financial instrument measures its fair value at the quoted price in the active market, the fair value of such financial instruments are classified as Level 1. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives and debt securities issued by governmental bodies.

•

Level 2: When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs. The types of financial instruments generally included in Level 2 are most debt securities both in local and foreign currencies and regular OTC derivatives such as swaps, forwards, options, etc.

•

Level 3: When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market. The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities whose valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	27,901	—	—	27,901
Equity securities	136,723	—	463,899	600,622
Capital contributions	—	—	470,579	470,579
Beneficiary certificates	—	27,476	1,348,513	1,375,989
Loans	—	—	9,037	9,037
Derivative assets	3,057	2,917,168	25,048	2,945,273

Sub-total	167,681	2,944,644	2,317,076	5,429,401

Financial assets at FVTOCI
Debt securities	2,014,978	23,680,449	—	25,695,427
Equity securities	441,655	—	331,034	772,689
Securities loaned	—	80,737	—	80,737

Sub-total	2,456,633	23,761,186	331,034	26,548,853

Derivative assets (designated for hedging)	—	111,764	—	111,764

Total	2,624,314	26,817,594	2,648,110	32,090,018

Financial liabilities:
Financial liabilities at FVTPL
Deposit due to customers	27,530	—	—	27,530
Derivative liabilities	4,336	2,764,801	72,039	2,841,176

Sub-total	31,866	2,764,801	72,039	2,868,706

Financial liabilities designated as at FVTPL Equity-linked securities	—	—	87,626	87,626

Total	31,866	2,764,801	159,665	2,956,332

	December 31, 2018
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	26,935	—	—	26,935
Equity securities	37,420	—	373,184	410,604
Capital contributions	—	—	386,096	386,096
Beneficiary certificates	—	125,720	872,023	997,743
Loans	—	—	21,492	21,492
Derivative assets	13,216	1,972,831	48,941	2,034,988

Sub-total	77,571	2,098,551	1,701,736	3,877,858

Financial assets at FVTOCI
Debt securities	1,757,107	14,457,456	—	16,214,563
Equity securities	482,310	—	303,772	786,082
Securities loaned	—	40,029	—	40,029

Sub-total	2,239,417	14,497,485	303,772	17,040,674

Derivative assets (designated for hedging)	—	35,503	—	35,503

Total	2,316,988	16,631,539	2,005,508	20,954,035

Financial liabilities:
Financial liabilities at FVTPL
Deposit due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,068,612	16,691	2,087,548

Sub-total	29,303	2,068,612	16,691	2,114,606

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	164,767	164,767
Derivative liabilities (designated for hedging)	—	17,654	—	17,654

Total	29,303	2,086,266	181,458	2,297,027

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation methods.

①	Valuation methods and input variables used for the fair value measurement of level 2 financial assets and liabilities are as follows:

	Valuation methods	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the risk-free market rate.	Risk-free market rate
Beneficiary certificates	Beneficiary certificates classified as Level 2 are Money Market Fund(MMF), and are measured with base price.	Base price

Derivatives	The fair value is measure by using Option model(Closed Form), Finite Difference Method(FDM), Monte Carlo Simulation.	Discount rate, foreign exchange rate, stock prices, price and volatility of underlying asset and etc.

②	Valuation methods and input variables used for the fair value measurement of level 3 financial assets and liabilities are as follows:

	Valuation methods	Input variables
Loans	The fair value of loans is measured by the Binomial Tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, credit spread
Equity securities, capital contributions and beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, Beta, etc.

Derivatives	The fair value is measure by using Option model(Closed Form), DCF model, Finite Difference Method(FDM), Monte Carlo Simulation.	Discount rate, foreign exchange rate, stock prices, price and volatility of underlying asset and etc.

Equity-linked securities	The fair value is measure by using Option model(Closed Form), DCF model, Finite Difference Method(FDM), Monte Carlo Simulation.	Values of underlying assets, discount rate, dividend, volatility, correlation coefficient and foreign exchange rate

The valuation technique for level 3 financial assets and financial liabilities measured at fair value and the details of significant but unobservable inputs are as follows:

	Valuation techniques	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock price and volatility of underlying asset	14.51% ~ 46.06%	Fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate	Correlation coefficient	0.9 ~ 0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.3% ~ 41.2%	Variation of fair value increases as volatility increases.
		Securities	Correlation coefficient	0.237 ~ 0.675	Variation of fair value increases as correlation coefficient increases.
	DCF model	Currency	Credit risk adjustment ratio	7.7% ~ 100.0%	Variation of fair value increases as the ratio increases

Derivative liabilities	Option valuation model and others	Interest rate	Correlation coefficient	0.9 ~ 0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.3% ~ 41.2%	Variation of fair value increases as volatility increases.
		Securities	Correlation coefficient	0.237 ~ 0.675	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	21.4% ~ 22.4%	Variation of fair value increases as volatility increases.

Equity linked securities	Monte Carlo Simulation and others	Securities	Correlation coefficient	0.294 ~0.675

Equity linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the variation of fair value of equity linked securities may decrease.

			Volatility of underlying asset	19.1% ~ 25.3%

Equity securities, capital contributions and beneficiary certificates	External appraisal value and others		Terminal growth rate	0	Fair value increases as terminal growth rate increases .
			Discount rate	0.35% ~ 19.21%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	0	Fair value increases as volatility of real estate sale price increases.
			Volatility of underlying assets	13.21% ~ 34.72%	Fair value increases as volatility of underlying assets increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	January 1, 2019	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2019
Financial assets:
Financial assets at FVTPL
Equity securities	373,184	57,675	—	60,942	(27,902)	—	463,899
Capital contributions	386,096	(13,244)	—	148,960	(51,233)	—	470,579
Beneficiary certificates	872,023	22,177	—	600,524	(154,652)	8,441	1,348,513
Loans	21,492	1,536	—	500	(14,491)	—	9,037
Derivative assets	48,941	16,935	—	1,115	(40,344)	(1,599)	25,048

Subtotal	1,701,736	85,079	—	812,041	(288,622)	6,842	2,317,076

Financial assets at FVTOCI
Equity securities	303,772	—	26,936	431	(105)	—	331,034

Total	2,005,508	85,079	26,936	812,472	(288,727)	6,842	2,648,110

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	84,034	—	(11,140)	(14,817)	(2,729)	72,039
Financial liabilities designated at FVTPL
Equity-linked securities	164,767	33,237	—	1,810	(112,188)	—	87,626

Total	181,458	117,271	—	(9,330)	(127,005)	(2,729)	159,665

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 25,834 million Won for the years ended December 31, 2019, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on financial assets at FVTOCI in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2018
Financial assets:
Financial assets at FVTPL
Equity securities	260,085	55,759	—	57,953	(613)	—	373,184
Capital contributions	273,789	15,888	—	121,577	(25,158)	—	386,096
Beneficiary certificates	655,507	17,006	—	311,672	(115,472)	3,310	872,023
Loans	52,854	(1,118)	—	24,830	(55,074)	—	21,492
Derivative assets	19,243	75,839	—	4,722	(50,863)	—	48,941

Subtotal	1,261,478	163,374	—	520,754	(247,180)	3,310	1,701,736

Financial assets at FVTOCI
Equity securities	285,397	—	20,714	220	(2,559)	—	303,772

Total	1,546,875	163,374	20,714	520,974	(249,739)	3,310	2,005,508

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,941	46,409	—	255	(50,911)	(3)	16,691
Financial liabilities designated at FVTPL
Equity-linked securities	160,057	(16,243)	—	183,039	(162,086)	—	164,767

Total	180,998	30,166	—	183,294	(212,997)	(3)	181,458

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 138,718 million Won for the years ended December 31, 2018, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on financial assets at FVTOCI in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable inputs would lead to the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable input, the below table reflects the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 2,807,775 million Won and 2,186,966 million Won as of December 31, 2019 and December 31, 2018 respectively, equity investments of 2,021,513 million Won and 1,392,874 million Won that are considered to provide the best estimate of fair value are excluded from the sensitivity analysis respectively.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments (Unit: Korean Won in millions):

	As of December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Equity securities (*3)	15,317	(10,361)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3)	—	—	19,547	(9,399)

Total	17,234	(12,549)	19,547	(9,399)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

	As of December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	4,579	(4,352)	—	—
Loans (*2)	146	(127)	—	—
Equity securities (*3)	11,854	(8,420)	—	—
Beneficiary certificates (*4)	1,441	(1,440)	—	—
Financial assets at FVTOCI
Equity securities (*3)	—	—	14,517	(7,128)

Total	18,020	(14,339)	14,517	(7,128)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10~10%) and fluctuation rate (-10~10%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,205,518	—	20,329,416	20,147,137
Loans and other financial assets at amortized cost	—	—	257,019,589	257,019,589	267,911,339
Financial liabilities:
Deposits due to customers	—	252,857,819	—	252,857,819	252,625,294
Borrowings	—	15,245,919	—	15,245,919	15,325,821
Debentures	—	23,058,735	—	23,058,735	22,830,252
Other financial liabilities	—	15,888,244	—	15,888,244	15,889,160

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,604,176	19,300,641	—	22,904,817	22,802,050
Loans and other financial assets at amortized cost	—	—	263,712,018	263,712,018	260,350,949
Financial liabilities:
Deposits due to customers	—	237,496,448	—	237,496,448	237,426,765
Borrowings	—	14,081,175	—	14,081,175	14,081,092
Debentures	—	21,689,756	—	21,689,756	21,666,331
Other financial liabilities	—	20,097,664	—	20,097,664	20,097,011

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	27,901	—	12,554,759	—	12,582,660
Securities	2,447,190	26,548,853	20,147,137	—	49,143,180
Loans	9,037	—	247,799,726	—	247,808,763
Derivative assets	2,945,273	—	—	111,764	3,057,037
Other financial assets at amortized cost	—	—	7,556,854	—	7,556,854

Total	5,429,401	26,548,853	288,058,476	111,764	320,148,494

	December 31, 2019
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative assets (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	27,530	252,625,294	—	252,652,824
Borrowings	87,626	15,325,821	—	15,413,447
Debentures	—	22,830,252	—	22,830,252
Derivative liabilities	2,841,176	—	—	2,841,176
Other financial liabilities (*)	—	15,955,782	—	15,955,782

Total	2,956,332	306,737,149	—	309,693,481

(*)	Other financial liabilities include 66,622 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2018
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	26,935	—	12,268,372	—	12,295,307
Securities	1,794,443	17,040,674	22,802,050	—	41,637,167
Loans	21,492	—	241,285,766	—	241,307,258
Derivative assets	2,034,988	—	—	35,503	2,070,491
Other financial assets at amortized cost	—	—	6,796,811	—	6,796,811

Total	3,877,858	17,040,674	283,152,999	35,503	304,107,034

	December 31, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative assets (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	27,058	237,426,765	—	237,453,823
Borrowings	164,767	14,081,092	—	14,245,859
Debentures	—	21,666,331	—	21,666,331
Derivative liabilities	2,087,548	—	17,654	2,105,202
Other financial liabilities (*)	—	20,148,283	—	20,148,283

Total	2,279,373	293,322,471	17,654	295,619,498

(*)	Other financial liabilities include 51,272 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Interest income(expense)	Fees and commissions income(expense)	Reversal of (provision for) credit losses	Others	Total
Financial assets at FVTPL	359	90,188	—	112,322	202,869
Financial assets at FVTOCI	437,104	—	(3,111)	23,229	457,222
Securities at amortized cost	430,440	—	1,413	—	431,853
Loans and other financial assets at amortized cost	8,147,798	150,754	(105,919)	84,240	8,276,873
Financial liabilities at FVTPL	—	—	—	135	135
Financial liabilities at amortized cost	(4,155,366)	—	—	—	(4,155,366)
Derivative assets (designated for hedging)	—	—	—	4,261	4,261
Off-balance provisions	—	56,635	16,162	—	72,797

Total	4,860,335	297,577	(91,455)	224,187	5,290,644

	December 31, 2018
	Interest income(expense)	Fees and commissions income(expense)	Reversal of (provision for) credit losses	Others	Total
Financial assets at FVTPL	6,047	88,149	—	250,854	345,050
Financial assets at FVTOCI	256,995	66	(1,704)	13,630	268,987
Securities at amortized cost	372,006	—	(1,921)	431	370,516
Loans and other financial assets at amortized cost	7,696,919	144,479	(144,372)	43,735	7,740,761
Financial liabilities at FVTPL	(3,164)	—	—	17,484	14,320
Financial liabilities at amortized cost	(3,601,085)	27,138	—	25,498	(3,548,449)
Derivative assets (designated for hedging)	—	—	—	(27,362)	(27,362)
Off-balance provisions	—	—	89,174	—	89,174

Total	4,727,718	259,832	(58,823)	324,270	5,252,997

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Asset transferred	Securities at amortized cost	5,570	5,552
Related liabilities	Bonds sold under repurchase agreements	6,008	2,129

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the financial statements as it owns the majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean won in millions):

		December 31, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	80,737	40,029	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost or other financial liabilities of the Bank’s statements of financial position.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange and net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings, loans and other financial assets at amortized cost.

As of December 31, 2019, and 2018, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,056,782	—	3,056,782	6,954,531	111,122	970,177
Receivable spot exchange (*2)	4,979,048	—	4,979,048
Bonds purchased under repurchase agreements (*2)	8,670,352	—	8,670,352	8,670,352	—	—
Domestic exchanges receivable (*2) (*6)	31,639,302	31,269,258	370,044	—	—	370,044

Total	48,345,484	31,269,258	17,076,226	15,624,883	111,122	1,340,221

	December 31, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,822,441	—	2,822,441	6,967,194	172,488	748,596
Equity-linked securities index in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	4,978,211	—	4,978,211
Bonds sold under repurchase agreements (*5)	6,008	—	6,008	6,008	—	—
Domestic exchanges payable (*4) (*6)	32,526,538	31,269,258	1,257,280	1,257,280	—	—

Total	40,420,824	31,269,258	9,151,566	8,230,482	172,488	748,596

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	1,905,771	—	1,905,771	5,439,720	66,857	485,781
Receivable spot exchange (*2)	4,086,587	—	4,086,587
Bonds purchased under repurchase agreements (*2)	11,605,383	—	11,605,383	11,605,383	—	—
Domestic exchanges receivable (*2) (*6)	30,084,899	29,699,412	385,487	—	—	385,487

Total	47,682,640	29,699,412	17,983,228	17,045,103	66,857	871,268

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	1,859,865	—	1,859,865	5,452,751	115,615	548,321
Equity-linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,092,055	—	4,092,055
Bonds sold under repurchase agreements (*5)	2,129	—	2,129	2,129	—	—
Domestic exchanges payable (*4) (*6)	36,825,514	29,699,412	7,126,102	6,231,538	—	894,564

Total	42,944,330	29,699,412	13,244,918	11,686,418	115,615	1,442,885

(*1)	The items include derivatives held for trading and derivatives designated for hedging.

(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, MMK in 100 million, PHP in 100 million, VND in trillion):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd. (*1)	Korea		—	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd.(*1)	Korea		—	Finance
Woori Finance Research Institute Co., Ltd. (*1)	Korea		—	Other service business
Woori Card Co., Ltd. (*1)	Korea		—	Finance
Woori Investment Bank Co., Ltd.(*1)	Korea		—	Other credit finance business
Woori Credit Information Co., Ltd. (*1)	Korea		—	Credit information
Woori America Bank	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	6,581	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund(*2)	Korea	KRW	8,118	Finance
Woori Fund Service Co., Ltd.(*1)	Korea		—	Finance
Woori Finance Cambodia PLC.	Cambodia	USD	1,300	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	MMK	162	Finance
Wealth Development Bank	Philippine	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	4.6	Finance
WB Finance Co., Ltd.(*2)	Cambodia	USD	5,939	Finance
Woori Bank Europe	Germany	EUR	5,000	Finance

(*1)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.
(*2)	The number of capital and investment shares increased during the current term due to paid-in capital increase by subsidiary.

	December 31, 2019			December 31, 2018
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd. (*1)	—	—	—	4,900,000	100.0	Dec. 31, 2018
Woori Private Equity Asset Management Co., Ltd.(*1)	—	—	—	6,000,000	100.0	Dec. 31, 2018
Woori Finance Research Institute Co., Ltd. (*1)	—	—	—	600,000	100.0	Dec. 31, 2018
Woori Card Co., Ltd. (*1)	—	—	—	179,266,200	100.0	Dec. 31, 2018
Woori Investment Bank Co., Ltd.(*1)	—	—	—	403,404,538	59.8	Dec. 31, 2018
Woori Credit Information Co., Ltd. (*1)	—	—	—	1,008,000	100.0	Dec. 31, 2018
Woori America Bank	38,500,000	100.0	Dec. 31, 2019	38,500,000	100.0	Dec. 31, 2018
PT Bank Woori Saudara Indonesia 1906 Tbk	5,256,690,211	79.9	Dec. 31, 2019	5,256,690,211	79.9	Dec. 31, 2018
Woori Global Markets Asia Limited	78,000,000	100.0	Dec. 31, 2019	78,000,000	100.0	Dec. 31, 2018
Woori Bank China Limited	—	100.0	Dec. 31, 2019	—	100.0	Dec. 31, 2018
AO Woori Bank	57,999,999	100.0	Dec. 31, 2019	57,999,999	100.0	Dec. 31,2018
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	Dec. 31, 2019	77,093,999	100.0	Dec. 31, 2018
Korea BTL Infrastructure Fund(*2)	162,167,420	99.9	Dec. 31, 2019	154,910,839	99.9	Dec. 31, 2018

	December 31, 2019			December 31, 2018
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Fund Service Co., Ltd.(*1)	—	—	—	2,000,000	100.0	Dec. 31, 2018
Woori Finance Cambodia PLC.	13,000,000	100.0	Dec. 31, 2019	13,000,000	100.0	Dec. 31, 2018
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	Dec. 31, 2019	1,200,000	100.0	Dec. 31, 2018
Wealth Development Bank	3,931,365	51.0	Dec. 31, 2019	3,931,365	51.0	Dec. 31, 2018
Woori Bank Vietnam Limited	—	100.0	Dec. 31, 2019	—	100.0	Dec. 31, 2018
WB Finance Co., Ltd.(*2)	2,400,000	100.0	Dec. 31, 2019	1,200,000	100.0	Dec. 31, 2018
Woori Bank Europe	50,000,000	100.0	Dec. 31, 2019	50,000,000	100.0	Dec. 31, 2018

(*1)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.
(*2)	Capital stock and the number of investment shares increased due to the capital increase of subsidiaries.

(2)

As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	As of December 31, 2019
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 46 structured entities	Korea	Asset securitization	—	Dec. 31, 2019
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2019
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2019
Structured entity for the investments in securities
G5 Pro Short-term Bond Investment Fund 13	Korea	Securities investment and others	100.0	Dec. 31, 2019
Igis Australia Investment Trust No. 209-1	Korea	Securities investment and others	99.4	Dec. 31, 2019
Multi Asset Global Real Estate Investment Trust No. 5-2	Korea	Securities investment and others	99.0	Dec. 31, 2019
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Securities investment and others	98.0	Dec. 31, 2019
AI Partners Water Supply Private Placement Investment Trust No. 2	U.K	Securities investment and others	97.3	Dec. 31, 2019
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment and others	98.5	Dec. 31, 2019
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Securities investment and others	75.0	Dec. 31, 2019
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1	Korea	Securities investment and others	99.9	Dec. 31, 2019
IGIS Global Private Placement Real Estate Fund No. 316-1	Korea	Securities investment and others	99.3	Dec. 31, 2019

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

	As of December 31, 2018
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 27 structured entities	Korea	Asset securitization	—	Dec. 31, 2018
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2018
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2018
Structured entity for the investments in securities G5 Pro Short-term Bond Investment Fund 13	Korea	Securities investment	100.0	Dec. 31, 2018
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.5	Dec. 31, 2018
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Securities investment	98.0	Dec. 31, 2018
AI Partners Water Supply Private Placement Investment Trust No. 2	U.K	Securities investment	97.3	Dec. 31, 2018
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Securities investment	75.0	Dec. 31, 2018

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest:

	December 31, 2019
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2(*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund(*)	Korea	Securities investment	55.2
Woori Innovative Growth Professional Investment Trust(*)	Korea	Securities investment	55.0

(*)

The Bank owns the majority ownership interest in these structured entities but has no power over the investees’ relevant activities as they are private investment trusts. As a result, it is deemed that the Bank has no power or control over the structured entities.

	December 31, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	77.0
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	69.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund(*)	Korea	Securities investment	66.2
Hangang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund 1(*)	Korea	Securities investment	52.4

(*)

The Bank owns the majority ownership interest in these structured entities but has no power over the investees’ relevant activities as they are private investment trusts. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 million):

					December 31, 2019
Investees	Location	Capital	Main Business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Service Networks Co., Ltd. (*2)	Korea	5	Freight & staffing services	4,704	4.9	2019.11.30.(*5)
Korea Credit Bureau Co., Ltd. (*1)	Korea	100	Credit information	180,000	9.9	2019.12.31.
Korea Finance Security Co., Ltd. (*2)	Korea	60	Security service	180,000	15.0	2019.11.30.(*5)
Chin Hung International Inc. (*4)	Korea	733	Construction	37,059,405	25.3	2019.11.30.(*5)
Saman Corporation (*1)	Korea	7	General construction Technology service	12,542	9.2	2019.9.30.(*5)
Dongwoo C & C Co., Ltd. (*3)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*3)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*3)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*3)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*3)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*3)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*3)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*3)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*3)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*3)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*3)	Korea	16	Manufacturing	919,972	28.1	—
Jiwon Plating Co., Ltd. (*3)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*3)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*9)	Korea	—	Manufacturing	—	—	—
NK Eng Co., Ltd. (*3)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology (*6)	Korea	968	Other financial services	21,609	23.1	2019.12.31.
DAEA SNC Co., Ltd. (*3)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*3)	Korea	2	Electronic component manufacturing	7,187	23.4	—
Force TEC Co., Ltd.	Korea	93	Manufacturing	4,780,907	25.8	—
Sinseong Trading Co., Ltd. (*3)	Korea	1	Manufacturing	2,584	27.2	—
2016KIF-IMM Woori Bank Technology (*6)	Korea	650	Other financial services	12,993	20.0	2019.12.31.
K BANK Co., Ltd. (*1)(*7)	Korea	5,051	Finance	14,630,057	14.5	2019.11.30.(*5)
Smart Private Equity Fund No. 2 (*6)	Korea	146	Other financial services	2,915	20.0	2019.12.31.
Woori Bank-Company K Korea Movie Asset	Korea	120	Other financial services	3,000	25.0	2019.12.31.
Well to Sea No. 3 Private Equity Fund (*8)	Korea	2,051	Finance	102,500,000,000	50.0	2019.9.30.(*5)
Youngdong Sea Food Co., Ltd. (*3)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner One Value Up I Private Equity Fund	Korea	430	Other financial services	10,000,000,000	23.3	2019.12.31.
IBK KIP Seongjang Dideemdol 1st Private (*7)	Korea	229	Other financial services	4,576,000,000	20.0	2019.12.31.
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund (*7)	Korea	175	Other financial services	4,375,000,000	25.0	2019.12.31.
Woori-Shinyoung Growth-Cap Private Equity Fund I (*10)	Korea	397	Other financial services	9,742,331,288	24.5	2019.12.31.
Lotte Card Co., Ltd. (*10)	Korea	3,737	Credit card and installment financial business	14,948,013	20.0	2019.9.30.(*5)
Woori-Q Corporate Restructuring Private Equity Fund (*10)	Korea	160	Trust and collective investment	4,532,000,000	28.4	2019.12.31.
PCC-Woori LP Secondary Fund (*10)	Korea	65	Other financial investment businesses	1,750	26.9	2019.12.31.

				December 31, 2018
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Service Networks Co., Ltd. (*2)	Korea	5	Freight & staffing services	4,704	4.9	2018.11.30.(*5)
Korea Credit Bureau Co., Ltd. (*1)	Korea	100	Credit information	180,000	9.9	2018.12.31.
Korea Finance Security Co., Ltd. (*2)	Korea	60	Security service	180,000	15.0	2018.11.30.(*5)
Chin Hung International Inc. (*4)	Korea	733	Construction	37,059,405	25.3	2018.11.30.(*5)
Saman Corporation (*1)	Korea	7	General construction Technology service	12,542	9.2	2018.09.30.(*5)
Dongwoo C & C Co., Ltd. (*3)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*3)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*3)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*3)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*3)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*3)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*3)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*3)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*3)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*3)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*3)	Korea	16	Manufacturing	919,972	28.1	—
Jiwon Plating Co., Ltd. (*3)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*3)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*9)	Korea	—	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*3)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology (*6)	Korea	968	Other financial services	27,282	23.1	2018.12.31.
DAEA SNC Co., Ltd. (*3)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*3)	Korea	2	Electronic component manufacturing	7,187	23.4	—
Force TEC Co., Ltd.	Korea	93	Manufacturing	4,780,907	25.8	—
Sinseong Trading Co., Ltd. (*3)	Korea	1	Manufacturing	2,584	27.2	—
2016KIF-IMM Woori Bank Technology (*6)	Korea	663	Other financial services	15,000	20.0	2018.12.31.
K BANK Co., Ltd. (*1)(*7)	Korea	5,051	Finance	13,468,600	14.1	2018.11.30.(*5)
Smart Private Equity Fund No. 2	Korea	146	Other financial services	3,000	20.0	2018.12.31.
Woori Bank-Company K Korea Movie Asset	Korea	120	Other financial services	3,000	25.0	2018.12.31.
Well to Sea No. 3 Private Equity Fund (*8)	Korea	2,051	Finance	102,500,000,000	50.0	2018.09.30.(*5)
Youngdong Sea Food Co., Ltd. (*3)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner One Value Up I Private Equity Fund	Korea	430	Other financial services	10,000,000,000	23.3	2018.12.31.
IBK KIP Seongjang Dideemdol 1st Private (*7)	Korea	229	Other financial services	4,426,000,000	20.0	2018.12.31.
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund (*7)	Korea	166	Other financial services	3,025,000,000	25.0	2018.12.31.
Woori-Shinyoung Growth-Cap Private Equity Fund I (*10)	Korea	—	Other financial services	—	—	—
Lotte Card Co., Ltd. (*10)	Korea	—	Credit card and installment financial business	—	—	—
Woori-Q Corporate Restructuring Private Equity Fund (*10)	Korea	—	Trust and collective investment	—	—	—
PCC-Woori LP Secondary Fund (*10)	Korea	—	Other financial investment businesses	—	—	—

(*1)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.

(*2)	Most of the significant business transactions are with the associates as of December 31, 2019 and December 31, 2018.
(*3)	There is no investment amount as of December 31, 2019 and December 31, 2018.
(*4)

Equity securities with quoted market prices in the investment assets of the associates are the common stock of the Chin Hung International Inc. The share price of Chin Hung International Inc. as quoted in the market as of December 31, 2019 and December 31, 2018 are 2,310 Won and 2,065 Won, respectively.

(*5)	Significant transactions or events that occurred between the end of the reporting period of the associates and the end of the reporting period of the Bank were properly reflected.
(*6)	Due to the consolidation of stocks and debt-equity swap of the associates, the Bank’s number of holding shares and ownership ratio decreased during the year ended December 31, 2019.
(*7)	Due to paid capital increase of associates, the Bank’s capital stock and number of holding shares increased during the nine months ended December 31, 2019.
(*8)	The Bank has entered into an agreement as the Bank (or a third party designated by the Bank) may exercise the right of purchase upon the disposal of the underlying asset (Aju Capital Co., Ltd.).
(*9)	Due to the sale of the entire shares, it was excluded from the associates as of December 31, 2019.
(*10)	Included in associates due to the Bank’s investment during the reporting period.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of December 31, 2019 and 2018, are as follows:

	As of December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

	As of December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; thus, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates are as follows (Korean won in millions). As the investments associated with structured entities were classified as financial assets at FVTPL for the current and previous quarter, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2019
Investees	January 1, 2019	Acquisitions	Disposals and others (*1)	Impairment (*2)	December 31, 2019
Woori Card Co., Ltd.	1,274,260	—	(1,274,260)	—	—
Woori Investment Bank	143,814	—	(143,814)	—	—
Woori America Bank	281,471	—	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	778,620	63,500	(27,299)	—	814,821
Woori Finance Cambodia PLC.	15,850	—	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	232,840	—	—	—	232,840
WB Finance Co., Ltd.	87,562	33,480	—	—	121,042
Woori Bank Europe	64,062	—	—	—	64,062
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	70,969	—	—	(1,112)	69,857
Saman Corporation	1,014	—	—	(95)	919
Woori Growth Partnerships New Technology Private Equity Fund	25,847	309	(7,490)	—	18,666
2016KIF-IMM Woori Bank Technology Venture Fund	15,000	—	(2,615)	—	12,385
K BANK Co., Ltd.	67,343	5,807	—	(41,896)	31,254
Smart Private Equity Fund No. 2	3,000	—	(85)	—	2,915
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,483	—	—	—	101,483
Partner One Value Up 1 Private Equity Fund	10,000	—	—	—	10,000
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	150	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,025	1,350	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	—	9,742	—	—	9,742
Lotte Card Co., Ltd.	—	346,000	—	—	346,000
Woori-Q Corporate Restructuring Private Equity Fund	—	4,532	—	—	4,532
PCC-Woori LP Secondary Fund	—	1,750	—	—	1,750

Total	4,193,775	466,620	(1,455,563)	(43,103)	3,161,729

(*1)	The amount of 1,418,074 million Won among the investments in subsidiaries and associates, was sold to Woori Financial Group Inc., the holding company.
(*2)	The Bank recognized the impairment because carrying amount of the investments in subsidiaries and associates exceeds the estimated recoverable amount.

	For the year ended December 31, 2018
Investees	January 1, 2018	Acquisitions	Disposals and others(*)	Impairment	December 31, 2018
Woori FIS Co., Ltd.	35,362	—	(35,362)	—	—
Woori Private Equity Asset Management Co., Ltd.	43,227	—	(43,227)	—	—
Woori Finance Research Institute Co., Ltd.	3,364	—	(3,364)	—	—
Woori Card Co., Ltd.	1,274,260	—	—	—	1,274,260
Woori Investment Bank	143,814	—	—	—	143,814
Woori Credit Information Co., Ltd.	24,666	—	(24,666)	—	—
Woori America Bank	281,471	—	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	783,164	7,500	(12,044)	—	778,620
Woori Fund Service Co., Ltd.	10,000	—	(10,000)	—	—
Woori Finance Cambodia PLC.	15,850	—	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	155,400	77,440	—	—	232,840
WB Finance Co., Ltd.	—	88,216	(654)	—	87,562
Woori Bank Europe	—	64,062	—	—	64,062
Kumho Tire Co., Inc.	98,932	—	(98,932)	—	—
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	70,969	—	—	—	70,969
Poonglim Industrial Co., Ltd.	6	—	(6)	—	—
STX Corporation	7,809	—	(7,809)	—	—
Saman Corporation	1,255	—	—	(241)	1,014
Woori Growth Partnerships New Technology Private Equity Fund	28,833	360	(3,346)	—	25,847
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	8,160	—	—	15,000
K BANK Co., Ltd.	45,392	21,951	—	—	67,343
Smart Private Equity Fund No. 2	3,000	—	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,992	—	(509)	—	101,483
Partner One Value Up 1st Private Equity Fund	—	10,000	—	—	10,000
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	4,426	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	—	3,025	—	—	3,025

Total	4,148,795	285,140	(239,919)	(241)	4,193,775

(*)

The amounts replaced in subsidiaries to assets held for sales is 116,619 million Won. Also, the amounts replaced from investments in associates to financial assets at FVTPL is 6 million Won and the amount replaced from investments in associates to financial assets at FVTOCI) is 98,932 million Won.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Acquisition cost	588,246	399,805
Accumulated depreciation	(37,561)	(32,688)

Net carrying value	550,685	367,117

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2019	2018
Beginning net carrying value	367,117	350,235
Acquisition	185,173	12,957
Depreciation	(4,901)	(3,723)
Transfers	3,273	7,623
Foreign currencies translation adjustments	23	25

Ending net carrying value	550,685	367,117

(3)

Fair value of investment properties amounted to 647,899 million won and 427,329 million won as of December 31, 2019 and 2018, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 20,386 million Won and 14,402 million Won for the years ended December 31, 2019 and 2018, respectively. The operating expenses directly related to the investment property in which the rent income occurred are 5,638 million won and 3,723 million won, respectively.

(5)	The minimum lease payments expected to be received in the future under non-refundable lease contracts for the year ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2019	2018
Lease payments
Within 1 year	10,641	3,622
After 1 year but within 2 years	4,500	1,485
After 2 years but within 3 years	2,157	787
After 3 years but within 4 years	1,418	397
After 4 years but within 5 years	904	—
After 5 years	241	—

Total	19,861	6,291

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Premises and equipment(owned)	1,516,297	674,522	188,849	35,872	399	2,415,939
Right-of-use asset	—	314,477	12,528	—	—	327,005

Total	1,516,297	988,999	201,377	35,872	399	2,742,944

(2)	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,516,297	902,392	665,303	406,209	399	3,490,600
Accumulated depreciation	—	(227,870)	(476,454)	(370,337)	—	(1,074,661)

Net carrying value	1,516,297	674,522	188,849	35,872	399	2,415,939

	December 31, 2018
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,466,639	852,662	609,709	396,751	7,720	3,333,481
Accumulated depreciation	—	(202,213)	(424,871)	(356,055)	—	(983,139)

Net carrying value	1,466,639	650,449	184,838	40,696	7,720	2,350,342

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning net carrying value	1,466,639	650,449	184,838	40,696	7,720	2,350,342
Acquisitions	51,684	45,555	67,058	21,309	5,070	190,676
Disposals	(3,284)	(2,245)	(22)	(2,151)	—	(7,702)
Depreciation	—	(26,878)	(64,411)	(22,035)	—	(113,324)
Classified to assets held for sale	(21)	(74)	—	—	—	(95)
Transfer	991	6,040	1,101	987	(12,393)	(3,274)
Foreign currencies translation adjustments	19	5	253	86	2	365
Others	269	1,670	32	(3,020)	—	(1,049)

Ending net carrying value	1,516,297	674,522	188,849	35,872	399	2,415,939

	For the year ended December 31, 2018
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning net carring value	1,472,170	669,823	119,066	49,290	64,241	2,374,590
Acquisitions	990	13,088	55,710	12,567	7,059	89,414
Disposals	(29)	—	(24)	(731)	(187)	(971)
Depreciation	—	(25,103)	(52,431)	(27,852)	—	(105,386)
Classification to held for sale	(3,651)	(2,592)	(920)	—	—	(7,163)
Transfer	(2,863)	(4,760)	63,283	—	(63,283)	(7,623)
Foreign currencies translation adjustments	22	5	122	82	(110)	121
Others	—	(12)	32	7,340	—	7,360

Ending carrying value	1,466,639	650,449	184,838	40,696	7,720	2,350,342

(4)	Details of right-of-use assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	449,060	19,869	468,929
Accumulated depreciation	(134,583)	(7,341)	(141,924)

Net carrying value	314,477	12,528	327,005

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions)

	December 31, 2019
	Building	Properties for business use	Total
Beginning net carrying value	304,930	18,056	322,986
New contracts	200,626	3,505	204,131
Change of contracts	(47)	—	(47)
Cancelled contracts	(3,740)	(69)	(3,809)
Depreciation	(187,010)	(8,976)	(195,986)
Others	(282)	12	(270)

Ending net carrying value	314,477	12,528	327,005

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	1,429	321,716	757,835	16,174	4,066	1,101,220
Accumulated amortization	(787)	(120,182)	(604,327)	—	—	(725,296)
Accumulated impairment losses	—	—	(25,848)	(803)	—	(26,651)

Net carrying value	642	201,534	127,660	15,371	4,066	349,273

	December 31, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	1,143	284,898	667,262	12,438	10,415	976,156
Accumulated amortization	(623)	(64,330)	(557,329)	—	—	(622,282)
Accumulated impairment losses	—	—	—	(707)	—	(707)

Net carrying value	520	220,568	109,933	11,731	10,415	353,167

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	520	220,568	109,933	11,731	10,415	353,167
Acquisitions	287	28,878	83,310	3,806	8,754	125,035
Disposal	—	—	—	(75)	—	(75)
Amortization (*1)	(165)	(55,840)	(46,953)	—	—	(102,958)
Impairment loss (*2)	—	—	(25,848)	(105)	—	(25,953)
Transfer	—	7,928	7,175	—	(15,103)	—
Foreign currencies translation adjustments	—	—	67	14	—	81
Others	—	—	(24)	—	—	(24)

Ending balance	642	201,534	127,660	15,371	4,066	349,273

(*1)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount. The bank also recognized impairment loss from other intangible assets as recoverable value of them is lower than its carrying amount.

	December 31, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	480	54,397	85,715	9,524	153,209	303,325
Acquisitions	192	18,594	42,382	2,811	97,067	161,046
Disposal	—	—	(196)	(1,021)	—	(1,217)
Amortization (*1)	(152)	(38,790)	(69,023)	—	—	(107,965)
Reversal of impairment loss(*2)	—	—	—	403	—	403
Transfer	—	188,189	51,672	—	(239,861)	—
Classified to assets held for distribution (sale)	—	(1,822)	(630)	—	—	(2,452)
Foreign currencies translation adjustments	—	—	32	14	—	46
Others	—	—	(19)	—	—	(19)

Ending balance	520	220,568	109,933	11,731	10,415	353,167

(*1)	Amortization of other intangible assets amounting to 51,770 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

17.	ASSETS HELD FOR DISTRIBUTION (SALE)

(1)	Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Disposal group as held for distribution	—	141,143
Premises and equipment, etc. (*)	95	2,145

Total	95	143,288

(*)	The Bank classified premises and equipment and others that are highly likely to be sold within one year as assets held for sale.

(2)	Details of disposal group as held for distribution and liabilities related to assets held for sale are as follows (Unit: Korean Won in millions)

In accordance with the establishment of financial holding company and plans on share transfer, the Bank classified assets, liabilities and equity of each subsidiary as of the end of the reporting period. The details of disposal group held for distribution as of December 31, 2018 as follows (Unit: KRW Won in millions)

		December 31, 2018
Disposal group as held for distribution
Investment in subsidiaries	Woori FIS Co., Ltd.	35,362

	Woori Private Equity Asset Management Co., Ltd.	43,227

	Woori Finance Research Institute Co., Ltd.	3,364

	Woori Credit Information Co., Ltd.	24,666

	Woori Fund Service Co., Ltd.	10,000

Other assets	Wibee Members	30,370

impairment losses		(5,846)

Total		141,143

Liabilities related to assets held for sale
Other liabilities	Wibee Members	72,361

The Bank calculated net fair value of each subsidiary subject to future distribution as of December 31, 2018 based on the value of net asset and net income. The computed value 110,773 million Won is classified as Level 3 in the fair value, hierarchy.

The Bank estimates the assets held for distribution (sale) the lower of net fair value and book value, and thus 5,846 million won is recognized as impairment loss as the end of December 2018.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean debt securities corporate bonds and others	The BOK and others	5,127,379	Settlement risk and others
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,190,626	Settlement risk and others

		Total	11,521,839

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,887,218	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury government bonds and others	The BOK and others	6,378,398	Settlement risk and others

		Total	9,511,436

(*)

The Bank entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regard, the securities are provided as collateral, and the purchasers are eligible to dispose or provide them as collateral. The Bank has not derecognized the securities after transferring them, and therefore has recognized the relevant amount as liabilities (bonds sold under repurchase agreements).

(2)	As of December 31, 2019 and December 31, 2018 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	80,737	40,029	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2019 and 2018, are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,029,117	—

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,165,473	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Prepaid expenses	108,664	140,843
Advance payments	—	3,007
Others	5,086	3,145

Total	113,750	146,995

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,868,706	2,114,606
Financial liabilities at fair value through profit or loss designated as upon initial recognition	87,626	164,767

Total	2,956,332	2,279,373

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value(Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deposits
Gold banking liabilities	27,530	27,058
Derivative liabilities	2,841,176	2,087,548

Total	2,868,706	2,114,606

(3)	Financial liabilities designated as at FVTPL are as follows (Unit: Korean won in millions):

	December 31, 2019	December 31, 2018
Equity-linked securities index
Equity-linked securities index in short position	87,626	164,767

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Bank’s credit risk is considered in measuring the fair value of equity-linked securities and debentures. The Bank’s credit risk is determined by adjusting credit spread observed in credit rating of Bank.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition carrying amount and nominal amount at maturity is as follows (Unit: Korean won in millions):

	December 31, 2019	December 31,2018
Carrying amount	87,626	164,767
Nominal amount at maturity	97,503	217,280

Difference	(9,877)	(52,513)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deposits in local currency:
Deposits on demand	8,680,363	11,081,708
Deposits at termination	225,438,122	204,215,703
Mutual installment	28,574	30,783
Certificate of deposits	973,625	6,510,571

Sub-total	235,120,684	221,838,765

Deposits in foreign currency:
Deposits in foreign currencies	17,510,592	15,657,683
Present value discount	(5,982)	(69,683)

Total	252,625,294	237,426,765

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 2.8	3,804,072

Sub-total			7,419,596

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	(0.3) ~ 3.6	7,716,113
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			7,750,847

Bills sold	Others	0.0 ~ 1.6	9,367
Call money	Bank and others	0.1 ~ 3.0	140,302
Bonds sold under repurchase agreements	Other financial institutions	4.0 ~ 12.7	6,008
Present value discount			(299)

Total			15,325,821

	December 31, 2018
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,359,968

Sub-total			6,466,806

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.7	6,961,717
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.9	33,543

Sub-total			6,995,260

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Banks and others	0.0 ~ 7.3	597,645
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	2,129
Present value discount			(84)

Total			14,081,092

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2019		December 31, 2018
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.0 ~ 4.3	17,064,976	1.6 ~ 4.5	16,346,278
Subordinated bonds	2.7 ~ 5.9	5,782,688	3.0 ~ 5.9	5,343,478

Sub-total			22,847,664	21,689,756

Discount on bonds			(17,412)	(23,425)

Total			22,830,252	21,666,331

(*)	Included debentures under fair value hedge relationships are 3,151,172 million Won and 2,956,565 million Won as of December 31, 2019 and 2018, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Asset retirement obligation	60,477	61,477
Provisions for guarantees (*1)	95,402	92,636
Provisions for unused loan commitments	59,479	71,368
Other provisions (*2)	164,755	58,020

Total	380,113	283,501

(*1)	Provisions for guarantees include provision for financial guarantee of 66,622 million Won and 51,272 million Won as of December 31, 2019 and 2018, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	47,860	33,698	11,078	92,636
Replaced with 12-month expected credit loss	13,568	(13,568)	—	—
Replaced with expected credit loss for the entire period	(317)	532	(215)	—
Replaced with credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net reversal of unused amount	(14,278)	5,603	4,437	(4,238)
Others (*)	34,717	(2)	—	34,715

Ending balance	53,809	26,231	15,362	95,402

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	49,384	18,102	127,511	194,997
Replaced with 12-month expected credit loss	84	(84)	—	—
Replaced with expected credit loss for the entire period	(236)	91,007	(90,771)	—
Replaced with credit-impaired financial assets	(38)	(29)	67	—
Provisions used	(20,429)	—	—	(20,429)
Net reversal of unused amount	(4,118)	(75,298)	(25,729)	(105,145)
Others (*)	23,213	—	—	23,213

Ending balance	47,860	33,698	11,078	92,636

(*)	This is the effect of new financial guarantee contracts that are initially measured at fair value.

2)	Provisions for unused loan commitments

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	40,813	30,555	—	71,368
Replaced with 12-month expected credit loss	5,401	(5,401)	—	—
Replaced with expected credit loss for the entire period	(503)	503	—	—
Replaced with credit-impaired financial assets	(78)	(35)	113	—
Net provision(reversal) of unused amount	(16,050)	4,239	(113)	(11,924)
Others	34	1	—	35

Ending balance	29,617	29,862	—	59,479

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,106	13,100	167	55,373
Replaced with 12-month expected credit loss	1,708	(1,551)	(157)	—
Replaced with expected credit loss for the entire period	(820)	825	(5)	—
Replaced with credit-impaired financial assets	(77)	(1,329)	1,406	—
Net provision(reversal) of unused amount	(2,128)	19,510	(1,411)	15,971
Others	24	—	—	24

Ending balance	40,813	30,555	—	71,368

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For years ended December 31
	2019	2018
Beginning balance	61,477	56,243
Provisions provided	3,025	1,361
Provisions used	(1,418)	(822)
Reversal of provisions unused	(2,635)	(989)
Amortization	431	562
Increase in restoration costs and others	(403)	5,122

Ending balance	60,477	61,477

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2019, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

For the nine months ended December 31, 2019
Other provisions
Beginning balance	58,020
Provisions provided	104,891
Provisions used	(883)
Transfer	—
Classified as held for sale	—
Others	2,727

Ending balance	164,755

	For year ended December 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	37,256	52,940	90,196
Provisions provided	2,050	7,795	9,845
Provisions used	(80,629)	(5,015)	(85,644)
Transfer (*)	59,924	—	59,924
Classified as held for sale	(46,140)	(2,055)	(48,195)
Others	27,539	4,355	31,894

Ending balance	—	58,020	58,020

(*)	Provision for customer reward credits have increased for the Bank due to the point transfer from partners during the year ended in December 31, 2018.

(5)	Others

1)

As of September 23, 2019, the Bank temporarily suspended the won-payment business due to tightened U.S. sanctions on Iran while it was ongoing to settle trade transactions between Korea and Iran. In connection with these services, the Bank is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and Office of Foreign Assets Control as to whether the Bank has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

2)

The Bank recognized the provision of the estimated compensation amount related to the incomplete selling of the Derivative Linked Fund (DLF) incurred during the current term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period. On the other hand, the actual amount of compensation of the Bank may change as the global spread of the new coronavirus has caused abnormal interest rate changes since the end of the reporting period

24.	NET DEFINED BENEFIT LIABILITIES

The characteristics of the Bank’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue chip bonds will be partially offset by increases in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Present value of defined benefit obligation	1,311,238	1,175,650
Fair value of plan assets	(1,264,412)	(1,039,487)

Net defined benefit liabilities	46,826	136,163

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance		1,175,650	990,007
Transfer effect		601	—
Current service cost		144,317	130,006
Interest cost		30,751	30,604
Remeasurements	Financial assumptions	49,554	54,423
	Demographic assumptions	32,566	7,728
	Experience adjustments	(47,481)	33,697
Foreign currencies translation adjustments		12	29
Retirement benefit paid		(74,732)	(70,844)

Ending balance		1,311,238	1,175,650

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Beginning balance	1,039,487	975,723
Interest income	29,046	32,163
Remeasurements	(8,098)	(13,999)
Employer’s contributions	279,066	117,000
Retirement benefit paid	(72,930)	(69,109)
Others	(2,159)	(2,291)

Ending balance	1,264,412	1,039,487

(4)

Plan assets consist of regular deposits as of December 31, 2019 and December 31, 2018, and the actual return on plan assets amount to 20,948 million Won and 18,164 million Won for the year ended December 31, 2019 and 2018, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 148,124 million Won.

(5)

Current service cost, net interest income, loss(gain) on the curtailment or settlement and re-measurements recognized in the separate statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2019	2018
Current service cost	144,317	130,006
Net interest income	1,705	(1,559)

Cost recognized in net income	146,022	128,447
Remeasurements	42,737	109,847

Cost recognized in total comprehensive income	188,759	238,294

Retirement benefits related to defined contribution plans recognized as expenses are 2,097 million Won and 1,873 million Won for the year ended December 31, 2019 and 2018, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2019	December 31, 2018
Discount rate	2.42%	2.69%
Future wage growth rate	2.64%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 11.85 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2019 (*)	December 31, 2018 (*)
Discount rate	Increase by 1% point	(139,312)	(113,874)
	Decrease by 1% point	164,744	133,530
Future wage growth rate	Increase by 1% point	162,701	132,324
	Decrease by 1% point	(140,339)	(115,041)

(*)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Other financial liabilities:
Accounts payable	5,268,280	4,360,077
Accrued expenses	2,259,532	2,018,814
Borrowing from trust accounts	3,440,874	3,850,860
Agency business revenue	362,820	396,735
Foreign exchanges payable	753,819	520,815
Domestic exchanges payable	1,257,280	7,127,706
Lease liabilities	277,655	—
Other miscellaneous financial liabilities	2,269,901	1,822,657
Present value discount	(1,001)	(653)

Sub-total	15,889,160	20,097,011

Other liabilities:
Unearned income	40,100	56,502
Other miscellaneous liabilities	111,481	116,999

Sub-total	151,581	173,501

Total	16,040,741	20,270,512

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	79,021	—	—	—	—
Swaps	152,784,737	111,764	325,542	—	413,568
Purchase options	460,000	—	11,888	—	—
Written options	395,789	—	—	—	9,655
Currency:
Forwards	113,791,702	—	1,447,224	—	1,027,903
Swaps	81,359,428	—	965,346	—	1,106,423
Purchase options	1,588,746	—	18,835	—	—
Written options	2,341,179	—	—	—	9,403
Equity:
Forwards	11	—	—	—	—
Futures	630,562	—	—	—	—
Swaps	1,280,436	—	1,217	—	54,393
Purchase options	8,851,984	—	175,221	—	—
Written options	8,978,953	—	—	—	219,831

Total	372,542,548	111,764	2,945,273	—	2,841,176

	December 31, 2018
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	—	—	—	—	—
Swaps	151,908,990	35,503	229,811	17,654	266,596
Purchase options	530,000	—	10,461	—	—
Written options	525,000	—	—	—	12,438
Currency:
Futures	294,172	—	—	—	—
Forwards	87,625,827	—	840,859	—	774,241
Swaps	66,419,673	—	761,907	—	772,805
Purchase options	1,933,454	—	17,544	—	—
Written options	3,134,774	—	—	—	20,739
Equity:
Futures	186,737	—	—	—	—
Swaps	441,573	—	31,377	—	1,217
Purchase options	4,925,315	—	143,029	—	—
Written options	6,145,935	—	—	—	239,512

Total	324,071,450	35,503	2,034,988	17,654	2,087,548

Derivatives held for trading are classified to financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the statements of financial position.

(2)	Overview of the Bank’s hedge accounting

The hedging relationships the Bank applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, USD 6M LIBOR. The nominal amounts of hedging instruments related to 3M LIBOR and 6M LIBOR are USD 2,150,000,000 and USD 500,000,000, respectively. The Bank pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

As of the year end, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,151,172 million Won. The purpose of the hedging is to avoid fair value change risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from difference in the timing of the cash flow of the hedged item, price margin set by the counterparty of hedging instruments, or unilateral credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: Korean Won in millions, USD, SGD):

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000

	December 31, 2018
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2019 and as of December 31, 2018 are as follows:

December 31, 2019
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid

December 31, 2018
Average interest rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD):

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging	90,244

	December 31, 2018
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located		Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	USD 2,650,000,000	35,503	17,654	Derivative assets (designated for hedging Derivative liabilities (designated for hedging	) )	(27,362)

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019
			Accumulated amount of fair value hedge
	Carrying amounts of the hedging item		adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debenture	—	3,151,172	—	91,368	Debentures	(85,984)

	December 31, 2018
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debenture	—	2,956,565	—	5,200	Debentures	25,498

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the years ended December 31, 2019 and 2018 are as follows (Unit: Korean won in millions):

		December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income

		December 31, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,864)	Other net operating income

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Beginning balance	25,515	7,416
New transactions	53,289	23,744
Amounts recognized in losses	(26,545)	(5,645)

Ending balance	52,259	25,515

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. These financial instruments are recorded the transaction price as at the time of acquisition, even though there are differences noted between the transaction price and the fair value. The table above presents the differences yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	December 31, 2019	December 31, 2018
Shares of common stock authorized	5,000,000,000 shares	5,000,000,000 shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 shares	676,000,000 shares
Capital	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding for the years ended December 31, 2019 and 2018.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Paid in capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	December 31, 2019	December 31, 2018
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	—	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
	October 4, 2019	—	4.3	662,035	—
Issuance cost				(17,021)	(13,837)

Total				3,660,814	3,161,963

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Accumulated other comprehensive loss:
Net loss on valuation of financial assets at FVTOCI	(104,639)	(116,032)
Loss on foreign currency translation of foreign operations	(10,366)	(18,811)
Remeasurement loss related to defined benefit plan	(248,500)	(217,516)

Sub-total	(363,505)	(352,359)

Treasury shares	—	(34,113)
Other capital adjustments	(6,350)	(368)

Total	(369,855)	(386,840)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(116,032)	15,767	(53)	(4,321)	(104,639)
Gain (loss) on foreign currency translation of foreign operations	(18,811)	11,649	—	(3,204)	(10,366)
Remeasurement gain (loss) related to defined benefit plan	(217,516)	(42,737)	—	11,753	(248,500)

Total	(352,359)	(15,321)	(53)	4,228	(363,505)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI included the 45,513 million Won transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2018
	Beginning balance	Increase (decrease) (*1)(*2)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(121,818)	(34)	8,015	(2,195)	(116,032)
Gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk	(96)	132	—	(36)	—
Gain (loss) on foreign currency translation of foreign operations	(26,693)	10,872	—	(2,990)	(18,811)
Remeasurement gain (loss) related to defined benefit plan	(137,877)	(109,847)	—	30,208	(217,516)

Total	(286,484)	(98,877)	8,015	24,987	(352,359)

(*1)	Net gain (loss) on valuation of financial assets at FVTOCI included the 1,009 million Won transferred to retained earnings due to disposal of equity securities.
(*2)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk included the 4 million Won and is transferred to retained earnings due to redemption.

31.	RETAINED EARNINGS AND OTHER RESERVES

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Legal reserve	Earned surplus reserve	2,039,754	1,857,754
	Other legal reserve	46,635	46,384

	Sub-total	2,086,389	1,904,138

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	7,759,804
	Regulatory reserve for credit loss	1,888,816	2,091,721
	Revaluation reserve	714,018	715,860

	Sub-total	11,422,339	10,810,785

Retained earnings before appropriation		1,611,128	1,908,029

	Total	15,119,856	14,622,952

i.	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh respectively, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with appendix 3 of the Regulation on Supervision of Banking Business Enforcement Rules, revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) are as follows (Unit: Korean won in millions):

	2019(*)	2018
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	676,231	842
Interim dividend	(676,000)	—
Adjustment of K-IFRS 1109 implementation effect	—	246,464
Disposal gain or loss in FVOCI financial assets	(45,513)	1,013
Net income	1,790,831	1,810,904
Dividend on/repayment of hybrid equity securities	(134,421)	(151,194)

	1,611,128	1,908,029

Transfer from retained earnings:
Provision of revaluation excess	1,069	1,842
Credit loss	—	202,905

	1,069	204,747

Appropriation of retained earnings:
Legal reserve	180,000	182,000
Regulatory reserve for credit loss	162,779	—
Other reserve	498	251
Amortization of loss of repayment of hybrid equity securities	276	368
Losses on disposal of treasury stock	6,073	—
Cash dividend (dividend per share (%)) 2019: 1,000 won (20.0%), 2018: 650 won (13.0%)	676,000	437,626
Additional reserve	—	816,300

	1,025,626	1,436,545

Unappropriated retained earnings to be carried forward to next year	586,571	676,231

(*)	Expected appropriation date is on March 24, 2020.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), the Bank discloses the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Regulatory reserve for credit loss	1,888,816	2,091,721
Planned provision (reversal) of regulatory reserve for credit loss	162,779	(202,905)

Ending balance of regulatory reserve for credit loss	2,051,595	1,888,816

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2019	2018
Net income	1,790,831	1,810,904
Provision (reversal) of regulatory reserve for credit loss (*)	162,779	(8,628)
Adjusted net income after the provision (reversal) of regulatory reserve	1,628,052	1,819,532
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	2,210	2,479

(*)

The amount of reserve for credit loss for the year ended December 31, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

Dividends for the year ended December 31, 2019 and 2018 are 1,000 Won and 650 Won per share, respectively. The total amount of dividends approved are 676,000 million Won and 437,626 million Won, respectively. Also, the Bank paid interim dividend during the year 2019, and the amount is 1,000 Won for share, 676,000 million Won for total. Dividends for the year ended December 31, 2019 will be brought up as an agenda in the annual shareholder’s meeting scheduled for March 24, 2020.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Financial assets at FVTPL	359	6,047
Financial assets at FVTOCI	437,104	256,995
Securities at amortized cost	430,440	372,006
Financial assets at amortized cost:
Interest on due from banks	120,691	96,901
Interest on loans	8,003,563	7,578,302
Interest of other receivables	23,544	21,716

Sub-total	8,147,798	7,696,919

Total	9,015,701	8,331,967

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Interest on deposits due to customers	3,155,097	2,704,194
Interest on borrowings	305,279	252,140
Interest on debentures	598,295	558,328
Interest on lease liabilities	6,262	—
Other interest expense	90,432	89,587

Total	4,155,365	3,604,249

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Fees and commission received for brokerage	278,847	301,106
Fees and commission received related to credit	175,316	163,489
Fees and commission received for electronic finance	137,892	121,712
Fees and commission received on foreign exchange handling	51,700	51,977
Fees and commission received on foreign exchange	37,815	25,390
Fees and commission received for guarantee	86,801	73,302
Fees and commission received on securities business	90,188	88,149
Fees and commission from trust management	178,752	185,239
Other fees	130,672	140,837

Total	1,167,983	1,151,201

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Fees and commissions paid	153,262	148,296
Others	228	258

Total	153,490	148,554

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Financial assets at FVTPL	85,724	63,690
Financial assets at FVTOCI	14,984	12,296

Total	100,708	75,986

(2)	Details of dividends related to Financial assets at FVTOCI for the year ended December 31, 2019 and 2018 are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2019	2018
Dividend income recognized from assets held
Equity securities	14,984	12,022
Dividend income recognized in assets derecognized	—	274

Total	14,984	12,296

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gains on financial instruments at fair value through profit or loss mandatorily measured at fair value	59,970	187,165
Gains(Losses) on financial instruments at fair value through profit or loss designated as upon initial recognition	(33,237)	17,484

Total	26,733	204,649

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2019	2018
Financial assets at FVTPL	Securities	Gain on valuation	106,452	113,618
(financial assets held for		Gain on disposals	45,230	28,136
trading)		Loss on valuation	(50,420)	(20,479)
		Loss on disposals	(9,388)	(11,745)

		Sub-total	91,874	109,530

	Loans	Gain on valuation	1,037	1,606
		Gain on disposals	519	4,136
		Loss on valuation	(20)	(4,805)
		Loss on disposals	—	(117)

		Sub-total	1,536	820

	Other financial assets	Gain on valuation	2,062	2,050
		Gain on disposals	1,901	530
		Loss on valuation	(1,755)	(2,280)
		Loss on disposals	(1,815)	(86)

		Sub-total	393	214

	Sub-total		93,803	110,564

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,511,965	1,269,528
		Loss on transactions and valuation	(1,608,840)	(1,302,937)

		Sub-total	(96,875)	(33,409)

	Currency derivatives	Gain on transactions and valuation	6,855,592	4,888,508
		Loss on transactions and valuation	(6,836,794)	(4,780,695)

		Sub-total	18,798	107,813

	Equity derivatives	Gain on transactions and valuation	832,070	481,123
		Loss on transactions and valuation	(787,827)	(478,946)

		Sub-total	44,243	2,177

	Other derivatives	Gain on transactions and valuation	39	2,099
		Loss on transactions and valuation	(38)	(2,079)

		Sub-total	1	20

	Sub-total		(33,833)	76,601

	Total		59,970	187,165

(3)	Details of net gain or loss on financial instrument designated as at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(16,006)	(2,058)
Gain(loss) on valuation of equity-linked securities	(17,231)	17,945

Sub-total	(33,237)	15,887

Gain(loss) on other financial instruments:
Gain on valuation of other financial instruments	—	1,597

Total	(33,237)	17,484

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gains on redemption of securities	(5)	28
Gains on transactions of securities	8,250	1,305

Total	8,245	1,333

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Provision of credit loss on financial assets at financial assets at FVTOCI	(3,111)	(1,704)
Reversal of credit loss on (provision for) securities at amortized cost losses	1,413	(1,921)
Reversal of credit loss on (provision for) loans and other financial assets at amortized cost	(105,919)	(144,372)
Reversal of provision on (provision for) guarantee	4,238	105,145
Reversal of provision on (provision for) unused loan commitment	11,924	(15,971)

Total	(91,455)	(58,823)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2019	2018
Salaries	Short-term employee benefits	Salaries	1,271,874	1,229,278
		Employee benefits	404,763	411,175
	Share based payments		5,509	—
	Retirement benefit service costs		148,119	130,320
	Termination		146,620	221,677

	Sub-total		1,976,885	1,992,450

Depreciation and amortization			389,951	161,581

Other general and administrative expenses	Rent		51,380	255,594
	Taxes and public dues		111,542	92,816
	Service charges		208,029	199,221
	Computer and IT related		235,418	262,477
	Telephone and communication		35,357	36,663
	Operating promotion		37,345	36,804
	Advertising		80,151	66,341
	Printing		6,236	7,073
	Traveling		8,435	8,805
	Supplies		5,303	5,154
	Insurance premium		3,158	2,997
	Reimbursement		20,446	21,147
	Maintenance		15,030	14,312
	Water, light and heating		12,497	12,428
	Vehicle maintenance		7,192	7,653
	Others		5,932	5,820

	Sub-total		843,451	1,035,305

	Total		3,210,287	3,189,336

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gains on transactions of foreign exchange	557,082	982,555
Gains related to derivatives (Designated for hedging)	90,244	9,126
Gains on fair value hedged items	231	42,797
Others (*)	7,989	55,016

Total	655,546	1,089,494

(*)

For the year ended December 31, 2018, other income includes gains amounting to 29,316 million Won respectively that the Bank recognized in relation to amounts receivable from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Losses on transactions of foreign exchange	138,542	724,229
KDIC deposit insurance premium	329,198	311,662
Contribution to miscellaneous funds	315,145	295,909
Losses related to derivatives (Designated for hedging)	—	36,488
Losses on fair value hedged items	86,214	17,299
Others (*)	107,907	96,556

Total	977,006	1,482,143

(*)

For the years ended December 31, 2019 and 2018, ‘other expense’ includes 22,317 million Won and 51,770 million Won of intangible asset amortization expense. In addition, as for 2018, it includes losses amounting to 1,594 million Won, which is related to the Bank’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2019 are as follows:

1)	Performance condition Share-based Payment

Subject to	Shares granted for the year 2019
Type of payment	Cash-settled
Vesting period	January 1, 2019 ~ December 31, 2022
Date of payment	January 1, 2023
Number of shares measured as of the closing date (*)	524,746 shares

(*)

The number of payable stock is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Bank accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Bank is 5,509 million Won.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of losses on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Impairment losses of investments in subsidiaries and associates	43,102	241

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Other non-operating income	360,787	149,165
Other non-operating expenses	(424,110)	(78,984)

Total	(63,323)	70,181

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Rental fee income	20,386	15,022
Dividends from investments in subsidiaries and associates	52,273	37,481
Gains from disposal of investments in subsidiaries and associates	256,829	35,409
Gains on disposal of premises and equipment, intangible assets and other assets	1,033	25,537
Reversal of impairment loss of premises and equipment, intangible assets and other assets	85	491
Others	30,181	35,225

Total	360,787	149,165

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Depreciation of investment properties	4,901	3,723
Interest expenses of refundable deposits	738	620
Loss on disposal of investments in subsidiaries and associates	205,046	—
Loss on disposal of premises and equipment, intangible assets and other assets	1,534	933
Impairment loss on premises and equipment, intangible assets and other assets	26,037	5,933
Donation	60,328	47,542
Others	125,526	20,233

Total	424,110	78,984

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Current tax expense:
Current tax expense with respect to the current period	500,006	355,754
Adjustments recognized in the current period in relation to the tax expense of prior periods	(47,295)	6,283

Sub-total	452,711	362,037

Deferred tax expense(income):
Changes in deferred tax assets (liabilities) relating to the temporary differences	117,358	312,690
Income tax expense directly reflected in capital, etc.	4,228	—

Sub-total	121,586	312,690

Income tax expense	574,297	674,727

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Net income before income tax expense	2,365,128	2,485,631
Tax calculated at statutory tax rate (*)	640,048	683,086
Adjustments:
Effect of income that is exempt from taxation	(56,899)	(44,151)
Effect of expenses not deductible in determining taxable profit	22,345	11,339
Adjustments recognized in the current period in relation to the current tax of prior periods	(47,295)	6,283
Consolidated taxation effect	(14,452)	—
Others	30,550	18,170

Sub-total	(65,751)	(8,359)

Income tax expense	574,297	674,727

Effective tax rate	24.3%	27.2%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2019 and 2018, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	287,531	(93,857)	(4,321)	189,353
Loss on valuation of derivatives	(27,851)	(45,563)	—	(73,414)
Accrued income	(55,471)	(9,582)	—	(65,053)
Provision for loan losses	1,156	(107)	—	1,049
Loans and receivables written off	4,565	—	—	4,565
Deferred loan origination costs and fees	(148,354)	(8,261)	—	(156,615)
Defined benefit liability	322,168	28,020	11,753	361,941
Deposits with employee retirement insurance trust	(298,515)	(64,081)	—	(362,596)
Provisions for guarantees	11,375	(3,460)	—	7,915
Other provision	57,843	12,680	—	70,523
Others	(147,087)	62,625	(3,204)	(87,666)

Net deferred tax assets (liabilities)	7,360	(121,586)	4,228	(109,998)

	For the year ended December 31, 2018
		K-IFRS 1109 adoption effect
	Beginning balance	Recognized as retained earnings	Recognized as other comprehensive income	Beginning balance after K-IFRS 1109 adoption	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	494,159	(150,140)	149,247	493,266	(100,500)	(2,231)	390,535
Loss on valuation of derivatives	(9,828)	(3,990)	—	(13,818)	(14,033)	—	(27,851)
Accrued income	(60,460)	—	—	(60,460)	4,989	—	(55,471)
Provision for loan losses	572	46,870	—	47,442	(46,286)	—	1,156
Loans and receivables written off	7,776	—	—	7,776	(3,211)	—	4,565
Deferred loan origination costs and fees	(134,477)	36	—	(134,441)	(13,913)	—	(148,354)
Defined benefit liability	266,785	—	—	266,785	25,175	30,208	322,168
Deposits with employee retirement insurance trust	(277,130)	—	—	(277,130)	(21,385)	—	(298,515)
Provisions for guarantees	30,602	1,370	—	31,972	(20,597)	—	11,375
Other provision	34,712	7,732	—	42,444	15,399	—	57,843
Others	(114,168)	5,395	—	(108,773)	(138,328)	(2,990)	(250,091)

Net deferred tax assets (liabilities)	238,543	(92,727)	149,247	295,063	(312,690)	24,987	7,360

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deductible temporary differences	162,457	264,972
Tax loss carry forward	—	56,513
Taxable temporary differences	(108,055)	(866,294)

Total	54,402	(544,809)

No deferred income tax asset has been recognized for the deductible temporary difference of 162,457 million Won associated with investments in subsidiaries and associates as of December 31, 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries and associates as of December 31, 2019, due to the following reasons:

•	The Bank can control the timing of the reversal of the temporary differences.

•	It is probable that the temporary differences will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Net gain on valuation of financial assets at FVTOCI	39,691	44,012
Gain on foreign currency translation of foreign operations	3,931	7,135
Remeasurement of the net defined benefit liability	94,259	82,506

Total	137,881	133,653

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Current tax assets	27,558	—
Current tax liabilities	115,513	110,127

43.	EARNINGS PER SHARE(“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2019	2018
Net income for the period attributable to Common shareholders	1,790,831	1,810,904
Dividends to hybrid securities	(134,421)	(151,194)
Net income attributable to common shareholders	1,656,410	1,659,710
Weighted-average number of common shares outstanding	676 million shares	673 million shares
Basic EPS (Unit: Korean Won)	2,451	2,466

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-09 ~ 2019-01-10	(11,453,702)	2	(22,907,404)
Disposal of treasury stock	2019-01-11 ~ 2019-12-31	2,728,774	355	968,714,770

	Sub-total (①)			246,689,804,856

Weighted average number of common shares outstanding (②=(①/365)				675,862,479

	For the year ended December 31, 2018
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2018-01-01 ~ 2018-12-31	673,271,226	365	245,743,997,490

	Sub-total (①)			245,743,997,490

Weighted average number of common shares outstanding (②=(①/365)				673,271,226

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2019 and 2018.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Confirmed guarantees:
Guarantees for loans	89,699	125,870
Acceptances	254,231	257,203
Guarantees in acceptance of imported goods	224,746	158,179
Other confirmed guarantees	6,882,899	6,638,359

Sub-total	7,451,575	7,179,611

Unconfirmed guarantees:
Local letters of credit	193,096	305,057
Letters of credit	3,046,201	3,276,807
Other unconfirmed guarantees	742,125	647,968

Sub-total	3,981,422	4,229,832

Commercial paper purchase commitments and others	3,090,771	2,581,007

Total	14,523,768	13,990,450

(2)	Details of loan commitments and other commitments are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Loan commitments	69,035,560	65,012,748
Other commitments	3,438,625	2,173,333

(3)	Litigation case

The Bank had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2019
	As plaintiff	As defendant
Number of cases	31 cases	132 cases
Amount of litigation	227,071	197,216
Provisions for litigations	21,562

	December 31, 2018
	As plaintiff	As defendant
Number of cases	54 cases	132 cases
Amount of litigation	448,357	245,287
Provisions for litigations	16,770

(4)

Recently, the FSS announced ‘Results of interim inspection of Lime Asset Management Co., Ltd and future countermeasures’ regarding the deferment of the redemption of Lime Asset Management Co., Ltd. The status of the sale of the Lime Asset Management Co., Ltd. operation deferral fund of the Bank is 357.7 billion won for 1,640 accounts as of the end of December 2019. Currently, a full-time management team is dispatched to monitor the implementation of the normal repurchase and management plan of lime and proper performance of internal control work.

45.	RELATED-PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2019 and 2018, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2019 and 2018 are as follows:

(1)	Related parties

Related parties
Parent	Woori Financial Group Inc.

Subsidiaries

Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, Banco Woori Bank do Brasil S.A., AO Woori Bank, Korea BTL Infrastructure Fund, Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., Woori Bank Europe, Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 49 SPCs,

Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 8 beneficiary certificates

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., Chin Hung International Inc, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 28 associates)

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries,, Woori FIS Co., Ltd, Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd.,Woori Asset Management Co., Woori global asset management co.,Ltd., Woori asset trust. Ltd., Godo Kaisha Oceanos 1, Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Woori Growth Partnerships New Technology Private Equity Fund 1, Tongyang China Convertible Bond Fund, WOORIG China Value Equity (C/C(F))

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2019	December 31, 2018
Parent	Woori Financial Group Inc.(*1)	Deposits due to customers	1,173,670	—
		Other liabilities	99,181	—

Subsidiaries	Woori America Bank	Cash and cash equivalents	6,534	12,354
		Loans	15,569	15,350
		Loss allowance	(6)	(4)

	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	5,969	11,110
		Loans	277,872	368,973
		Loss allowance	(497)	(791)
		Other assets	616	1,463

	Woori Global Markets Asia Limited	Loans	452,827	354,364
		Loss allowance	(365)	(369)
		Deposits due to customers	6,692	2,613
		Borrowings	3,167	3,041

	Banco Woori Bank do Brasil S.A.	Loans	—	1,006
		Loss allowance	—	(1)

	Woori Bank China Limited	Cash and cash equivalents	24,006	38,312
		Loans	208,404	325,060
		Loss allowance	(373)	(697)
		Other assets	3,379	3,853
		Deposits due to customers	58,403	61,526
		Other liabilities	2,339	2,492
		Derivative liabilities	8	9

	AO Woori Bank	Cash and cash equivalents	7,529	16,699
		Loans	78,521	54,687
		Loss allowance	(140)	(117)
		Other assets	327	79

	Korea BTL Infrastructure Fund	Other assets	10	9

	Woori Finance Cambodia PLC.	Loans	99,339	69,099
		Loss allowance	(80)	(72)
		Other liabilities	1	6

	Woori Finance Myanmar Co., Ltd.	Loans	6,947	4,472
		Loss allowance	(6)	(5)

	Woori Bank Vietnam Limited	Loans	13,508	16,883
		Loss allowance	(51)	(159)
		Other assets	180,254	165,560
		Deposits due to customers	4,049	195
		Borrowings	75,338	16,772

	WB Finance Co., Ltd.	Loan	245,454	122,991
		Loss allowance	(198)	(128)
		Other liabilities	1	13

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	479	565
		Other liabilities	163,302	103,367

	Structured entities	Loans	22,509	2,882
		Loss allowance	(175)	(4)
		Other assets	146	121
		Derivative assets	24,427	11,671
		Deposits due to customers	11,870	6,485
		Other liabilities	5,215	3,706
		Derivative liabilities	373	126

	Beneficiary certificates	Other assets	20	20

Related parties		A title of account	December 31, 2019	December 31, 2018
Associates	Woori Service Networks Co., Ltd.	Deposits due to customers	1,881	1,967
		Other liabilities	311	312

	Korea Credit Bureau Co., Ltd.	Deposits due to customers	26	6,494
		Other liabilities	—	19

	Korea Finance Security Co., Ltd.	Loan	1,800	—
		Loss allowance	(3)	—
		Deposits due to customers	1,371	5,040
		Other liabilities	—	6

	Chin Hung International Inc.	Deposits due to customers	5,381	11,605
		Other liabilities	320	2,960

	Lotte Card Co., Ltd.	Loan	7,500	—
		Loss allowance	(30)	—
		Deposits due to customers	2,726	—

	Well to Sea No. 3 Private Equity Fund	Loans	4,490	1,857
		Loss allowance	(8)	(9)
		Deposits due to customers	714	356
		Other liabilities	47	64

	Others (*2)	Loans	84	260
		Loss allowance	(84)	(234)
		Deposits due to customers	5,577	8,049
		Other liabilities	172	165

Related parties		A title of account	December 31, 2019	December 31, 2018
Other Related Parties	Woori Card Co., Ltd. and its subsidiaries(*3)	Loans	4,631	—
		Other assets	13,342	14,820
		Derivative assets	420	—
		Deposits due to customers	52,638	78,490
		Other liabilities	18,641	14,656
		Derivative liabilities	—	271

	Woori Investment Bank Co., Ltd. (*3)	Cash and cash equivalents	—	100,000
		Loans	24,000	37,900
		Loss allowance	(43)	(81)
		Other assets	13,879	6,712
		Deposits due to customers	6,303	6,050
		Other liabilities	26,470	9,237

	Woori FIS Co., Ltd. (*3)	Other assets	114	61
		Deposits due to customers	42,693	51,057
		Other liabilities	23,415	16,498

	Woori Private Equity Asset Management Co., Ltd. (*3)	Deposits due to customers	1,370	1,323

	Woori Finance Research Institute Co., Ltd. (*3)	Deposits due to customers	2,132	2,741
		Other liabilities	—	588

	Woori Credit Information Co., Ltd. (*3)	Other assets	6	—
		Deposits due to customers	15,765	14,674
		Other liabilities	10,954	10,945

	Woori Fund Service Co., Ltd.(*3)	Deposits due to customers	11,238	8,605
		Other liabilities	1,157	1,128

	Woori Asset Management Co., Ltd.(*3)	Deposits due to customers	11,665	—

	Woori Global Asset Management Co., Ltd.(*3)	Deposits due to customers	98	—

	Woori Asset Trust Co., Ltd.(*3)	Deposits due to customers	29,546	—

(*1)	Woori Financial Group Inc. was established during the current period and the Bank was transferred as a wholly-owned subsidiary.
(*2)	Saman Co., Ltd., Kyesan Industry Corporation, Daea S&C Co., Ltd., and etc. are included during the year ended December 31, 2019 and 2018.
(*3)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.

(3)	Gain or loss from transactions with related parties is as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		Title of account	2019	2018
Parent company	Woori Financial Group (*1)	Fees income	264	—
		Other income	1,823	—
		Interest expenses’	7,741	—

Subsidiaries	Woori America Bank	Interest income	21	—
		Fees income	280	343
		Other income	180	13
		Impairment losses due to credit loss	2	—

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	11,650	1,463
		Fees income	121	121
		Dividends income	6,300	6,127
		Impairment losses due to credit loss (reversal of provision for credit loss)	(294)	625

	Woori Global Markets Asia Limited	Interest income	12,739	7,162
		Fee income	39	19
		Interest expenses	390	3
		Impairment losses due to credit loss (reversal of provision for credit loss)	(3)	299

	Woori Bank China Limited	Interest income	9,257	7,589
		Fees income	476	438
		Other income	64	—
		Gains related to derivatives	26	7
		Interest expenses	708	612
		Fee expenses	2	1
		Other expenses	55	1
		Impairment losses due to credit loss (reversal of provision for credit loss)	(325)	467

	AO Woori Bank	Interest income	2,394	965
		Fees income	41	—
		Impairment losses due to credit loss	23	62

	Banco Woori Bank do Brasil S. A	Interest income	27	45
		Reversal of provision for credit loss	(1)	—

	Korea BTL Infrastructure Fund	Dividends income	26,835	30,185
		Fees income	82	77

	Woori Finance Cambodia PLC.	Interest income	3,514	2,126
		Fees income	23	12
		Impairment losses due to credit loss	8	59

	Woori Finance Myanmar Co., Ltd	Interest income	218	158
		Fees income	9	5
		Impairment losses due to credit loss	1	3

	Woori Bank Vietnam Limited	Interest income	778	618
		Fees income	205	62
		Interest expenses	1,861	2,186
		Impairment losses due to credit loss (reversal of provision for credit loss)	(108)	16

		For the years ended December 31
Related party	Title of account	2019	2018
WB Finance Co., Ltd	Interest income	6,648	1,453
	Impairment losses due to credit loss	70	128

Consolidated trusts	Other income	7,815	8,282
	Interest expenses	2,030	1,626
	Other expenses	35	33

Consolidated SPC	Interest income	912	106
	Fees income	19,158	10,150
	Gains related to derivatives	14,134	13,187
	Interest expenses	9	9
	Impairment losses due to credit loss (reversal of provision for credit loss)	171	(298)
	Losses related to derivatives	401	—

Consolidated beneficiary certificates	Dividend income	—	852
	Fees income	73	774

			For the years ended December 31
Related party		Title of account	2019	2018
Associates	Kumho Tire Co., Inc. (*2)	Interest income	—	1,098
		Reversal of provision for credit loss	—	(156,621)

	Woori Service Networks Co., Ltd.	Dividend income	2	2
		Other income	32	30
		Interest expenses	20	14

	Korea Credit Bureau Co., Ltd.	Dividend income	135	113
		Interest expenses	29	62

	Korea Finance Security Co., Ltd.	Dividends income	—	54
		Interest expenses	9	12
		Impairment losses due to credit loss	3	—

	Chin Hung International Inc.	Interest expenses	35	43

	STX Engine Co., Ltd.(*3)	Interest income	—	333
		Interest expenses	—	86
		Reversal of provision for credit loss	—	(88,603)

	STX Corporation (*3)	Interest expenses	—	2
		Reversal of provision for credit loss	—	(31,164)

	Well to Sea No. 3 Private Equity Fund	Interest income	1,774	2,179
		Dividends income	18,836	517
		Interest expenses	11	9
		Reversal of provision for credit loss	(18)	(30)

	Lotte Card Co., Ltd.	Interest income	213	—
		Fees income	593	—
		Interest expenses	53	—
		Impairment losses due to credit loss	30	—

	Others (*4)	Other income	17	14
		Dividends income	164	484
		Interest expenses	55	40
		Reversal of provision for credit loss	(5)	(237)

			For the years ended December 31
Related party		Title of account	2019	2018
Other related parties	Woori Card Co., Ltd and its subsidiaries(*5)	Interest income	775	689
		Fees income	125,183	142,552
		Gains related to derivatives	691	961
		Other income	696	798
		Interest expenses	185	39
		Fees expenses	83	76

	Woori Investment Bank Co., Ltd. and its subsidiaries(*5)	Interest income	648	1,853
		Fees income	851	669
		Other income	543	538
		Interest expenses	21	20
		Impairment losses due to credit loss (reversal of provision for credit loss)	(38)	58

	Woori FIS Co., Ltd.(*5)(*6)	Fees income	578	537
		Other income	7,675	7,507
		Interest expenses	4	16
		Other expenses	208,145	238,312

	Woori Private Equity Asset Management Co., Ltd.(*5)	Fees income	7	20
		Interest expenses	17	8

	Woori Finance Research Institute Co., Ltd.(*5)	Fees income	12	10
		Interest expenses	43	51
		Fees expenses	—	4,650

	Woori Credit Information Co., Ltd.(*5)	Fees income	83	69
		Other income	698	408
		Interest expenses	250	232
		Fees expenses	15,009	12,668

	Woori Fund Service Co., Ltd.(*5)	Fees income	25	21
		Other income	288	192
		Interest expenses	252	140

	Woori Asset Management Co., Ltd.(*5)	Fees income	21	—
		Interest expenses	36	—

	Woori Global Asset Management Co., Ltd.(*5)	Fees income	1	—

(*1)	Woori Financial Group Inc. was established during the current period and the Bank was transferred as a wholly-owned subsidiary.
(*2)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior term, and thus the entity was excluded from the list of associates.

(*3)	During the prior term, the account was replaced by assets held for sale and disposed of and excluded from the associate.
(*4)	Saman Co., Ltd., Kyesan industry Corporation, Daea S&C Co., Ltd., and etc are included during the term and prior term.
(*5)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current year.
(*6)	Total amount of 3,445 million Won of lease liability repayment is included in other expenses.

(4)	Major loan transactions with related parties for the years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	368,973	510,407	614,424	12,916	277,872
	Woori Global Markets Asia Limited	354,364	1,032,745	939,915	5,633	452,827
	Woori Bank China Limited	325,060	453,440	580,291	10,195	208,404
	AO Woori Bank	54,687	290,225	266,835	444	78,521
	Banco Woori Bank do Brasil S.A.	1,006	1,907	2,913	—	—
	Woori Finance Cambodia PLC.	69,099	30,624	2,883	2,499	99,339
	Woori Finance Myanmar Co., Ltd.	4,472	2,403	—	72	6,947
	Woori Bank Vietnam Limited	16,883	650	4,805	773	13,501
	WB Finance Co., Ltd.(*2)	122,991	122,328	2,892	3,027	245,454
	Woori America Bank	15,350	15,569	15,350	—	15,569
	Consolidated SPC	2,882	20,790	613	(550)	22,509

Associates	Well to Sea No.3 Private Equity Fund	1,857	2,633	—	—	4,490
	Lotte Card Co., Ltd.	—	7,500	—	—	7,500
	Korea Finance Security Co., Ltd	—	1,800	—	—	1,800

Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	37,900	21,300	35,200	—	24,000
	Woori Card Co., Ltd and its subsidiaries	—	4,551	—	80	4,631

		For the year ended December 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	160,710	346,809	142,341	3,795	368,973
	Woori Global Markets Asia Limited	172,184	732,518	553,559	3,221	354,364
	Woori Bank China Limited	246,422	713,980	647,078	11,736	325,060
	AO Woori Bank	53,426	208,783	207,522	—	54,687
	Banco Woori Bank do Brasil S.A.	1,607	2,230	2,682	(149)	1,006
	Woori Finance Cambodia PLC.	32,142	34,963	—	1,994	69,099
	Woori Finance Myanmar Co., Ltd.	4,286	—	—	186	4,472
	Woori Bank Vietnam Limited	17,410	—	1,283	756	16,883
	WB Finance Co., Ltd. (*2)	—	122,602	—	389	122,991
	Woori America Bank	—	15,350	—	—	15,350
	Woori Investment Bank Co., Ltd.	22,600	44,900	29,600	—	37,900
	Structured entities	2,102	1,026	463	217	2,882

Associates	Kumho Tire Co., Inc.(*3)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund	73,810	16,857	88,810	—	1,857
	STX Engine Co., Ltd. (*4)	39,886	—	2,177	(37,709)	—

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	With more than half of capital contribution, companies were included in subsidiaries during the prior term.
(*3)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior term, and thus the entity was excluded from the list of associates.

(*4)	During the prior term, the account was replaced by assets held for sale and disposed of and excluded from the associate.

(5)	Changes in major deposits due to customers with related parties for years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	—	2,730,000	1,600,000	1,130,000
Subsidiaries	Woori Global Markets Asia Limited	—	2,316	—	2,316
Associates	Saman Corporation	2,436	86	—	2,522
	Woori Service Networks Co., Ltd	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
.	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Finance Security Co., Ltd.	535	25	560	—
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	1,000	1,000	—	2,000
	Woori Finance Research Institute Co., Ltd.,	1,800	3,700	5,500	—
	Woori Credit Information Co., Ltd.	13,199	12,000	11,000	14,199
	Woori Fund Service Co., Ltd	7,900	10,000	7,900	10,000
	Woori asset trust. Ltd	—	15,000	—	15,000

		For the year ended December 31, 2018
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Subsidiaries	Woori Global Markets Asia Limited	2,143	—	2,143	—
	Woori Investment Bank Co., Ltd.	1,000	—	—	1,000
	Woori Credit Information Co., Ltd.	12,699	11,500	11,000	13,199
.	Woori Fund Service Co., Ltd	6,100	7,900	6,100	7,900
	Woori asset trust. Ltd	2,100	5,700	6,000	1,800
Associates	Saman Corporation	2,334	102	—	2,436
	Woori Service Networks Co., Ltd	1,135	1,025	980	1,180
	Chin Hung International Inc	765	765	765	765
.	Korea Credit Bureau Co., Ltd.	4,000	12,000	10,000	6,000
	Partner One Value Up I Private Equity Fund	—	1,803	400	1,403
	Korea Finance Security Co., Ltd.	635	560	660	535
	STX Corporation	330	—	330	—
	STX Engine Co., Ltd.	10,256	—	10,256	—
	Kumho Tire Co., Inc.	37	—	37	—
	Hyunwoo International	41	—	41	—

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance (*)
Subsidiaries	Woori Global Markets Asia Limited	3,041	51,011	51,011	126	3,167
	Woori Bank Vietnam Limited	16,772	255,022	195,751	(705)	75,338
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	11,428	223,893	217,712	—	17,609

		For the year ended December 31, 2018
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance (*)
Subsidiaries	Woori Global Markets Asia Limited	—	3,041	—	—	3,041
	Woori Bank Vietnam Limited	—	146,291	129,520	1	16,772
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	11,088	216,989	216,649	—	11,428

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2019	December 31, 2018
Woori Card Co., Ltd.	Unused loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd.	Unused loan commitment	50,000	50,000
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	109,673	161,758
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	84,801	92,545
AO Woori Bank	Confirmed guarantees in foreign currencies	29,888	27,826
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies and others	25,686	21,017
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	247,327	47,799
Woori Bank Europe	Loan commitment in foreign currency	1,492	—
Korea BTL Infrastructure Fund	Securities purchase contract	240,078	303,578
Woori Finance Cambodia PLC.	Unused loan commitment	5,789	20,349
		22,230	—
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	50,276	40,398
WB Finance Co., Ltd. (*1)	Unused loan commitment	5,210	44,724
	Loan commitment in foreign currency	4,052	—
Structured entities	Loan commitment in local currency	2,206,740	1,320,420
	Unused loan commitment	4,756	1,618
	Securities purchase contract	1,274	1,274
Chin Hung International Inc.	Unused loan commitment	31,749	31,749
Well to Sea No. 3 Private Equity Fund	Unused loan commitment	210,510	208,143
Korea Finance Security Co., Ltd	Unused loan commitment	200	—
Lotte Card Co., Ltd.	Unused loan commitment	150,000	—

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to 4,034 million Won and 3,510 million Won as of December 31, 2019 and 2018, respectively.

The amount of guarantees and unused loan commitments provided by the related parties to the Bank as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2019	December 31, 2018
Woori Card Co., Ltd and its subsidiaries	Loan commitment in local currency	167,880	174,287

(8)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2019	December 31, 2018
Woori Card Co., Ltd and its subsidiaries	Unsettled commitment	100,000	100,000
Woori Bank China Limited	Unsettled commitment	964	203
Structured entities	Unsettled commitment	2,052,750	1,198,500
Well to Sea No. 3 Private Equity Fund	Unsettled commitment	584,377	439,243

(9)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Short-term employee salaries	9,744	12,326
Retirement benefit service costs	364	489
Share-based payments	1,965	—

Total	12,073	12,815

Key management includes registered executives and non-registered executives. Outstanding assets and from transactions with key management amount to 2,414 million Won and 2,816 million Won, respectively, as of the years ended December 31, 2019 and 2018, and with respect to the assets, the Bank has not recognized any allowance nor related impairment loss due to credit losses. Also, outstanding liabilities from transactions with key management amount to 6,543 million Won and 6,096 million Won, respectively.

(10)	The Bank and Woori Card Co., Ltd. have joint obligation on the liability of the Bank that arose prior to the spin-off of Woori Card Co., Ltd.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2019	December 31, 2018	For the years ended December 31
			2019	2018
Trust accounts	60,288,399	53,560,071	1,118,746	1,049,105

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Receivables:
Trust fees receivable	31,533	28,703
Payables:
Deposits due to customers	392,453	574,330
Borrowings from trust accounts	2,730,806	3,020,371

Total	3,123,259	3,594,701

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Revenue:
Trust fees	171,072	177,913
Termination fees	488	5,885

Total	171,560	183,798

Expense:
Interest expenses on deposits due to customers	6,684	7,813
Interest expenses on borrowings from trust accounts	40,489	38,873

Total	47,173	46,686

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts

1)	The carrying values of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Partial principal guaranteed trusts:
Household money	9,430	9,989
Corporate money	630	633
Installment plan purpose	1,651	1,737

Sub-total	11,711	12,359

Principal guaranteed trusts:
Old-age pension trusts	3,298	3,564
Personal pension trusts	516,913	521,200
Pension trusts	824,735	819,102
Retirement trusts	34,374	42,187
New personal pension trusts	7,807	8,104
New old-age pension trusts	1,742	2,134

Sub-total	1,388,869	1,396,291

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	871	835

Sub-total	890	854

Total	1,401,470	1,409,504

2)	The amounts that the Bank must pay by the operating results of the principal guaranteed trusts or the principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Liabilities for the account (subsidy for trust account adjustment)	35	33

47.	LEASES

(1)	The future lease payments under lease contracts are as follows (Unit: Korean won in millions):

For the year ended December 31
2019
Lease payments
Within one year	123,173
After one year but within five years	147,182
After five years	13,170

Total	283,525

(2)	Total cash outflows from leases are as follows (Unit: Korean won in millions):

For the year ended December 31
2019
Cash outflows from leases	177,823

(3)	There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value.

48.	EVENTS AFTER THE REPORTING PERIOD

The Coronavirus disease (COVID-19) outbreak in January 2020 is having a negative impact on the global economy, including Korea. As a result, the macroeconomic environment is unstable overall. The Bank is keeping a close eye on the situation, and credit portfolio is being reviewed to maintain proper capital ratio. Though the Bank is considering various economic conditions in calculating expected credit losses, the effects of coronavirus were not explicitly considered due to the availability of limited information as of the end of the reporting period.